Exhibit 99.1

YAMANA GOLD ANNOUNCES FOURTH QUARTER AND FULL YEAR 2016 RESULTS

TORONTO, ONTARIO, February 16, 2017 ─ YAMANA GOLD INC. (TSX:YRI; NYSE:AUY) ("Yamana" or "the Company") is herein reporting its financial and operational results for the fourth quarter and full year 2016, and its Mineral Reserve and Mineral Resource estimate for the year ended December 31, 2016.  Full year 2016 results include total gold production of 1.27 million ounces, revenue  of $1.79 billion, net loss(1) of $290.8  million or $0.31 per share, and adjusted earnings(1,2) of $43.3 million or $0.05 per share.  Additional highlights are provided below.

FULL YEAR OPERATIONAL HIGHLIGHTS

•	Total gold production of 1.27 million ounces (including nine months of production from Mercedes).
•	Total silver production of 7.0 million ounces (including nine months of production from Mercedes).
•	Total copper production of 115.5 million pounds.

Metals from continuing operations	Gold (oz.)	Silver (M oz.)	Copper (M lbs.)
Produced	1,198,741	6.71	115.5
Sold	1,188,267	6.60	104.9

Costs from continuing operations	Gold (/oz.)	Silver (/oz.)	Copper (/lbs.)
Total cost of sales per unit sold	$1,008	$13.79	$1.93
Co-product cash costs(2) per unit produced	$665	$8.96	$1.58
Co-product AISC(2) per unit produced	$911	$12.65	$2.03

FULL YEAR 2016 FINANCIAL HIGHLIGHTS

•
Revenue of $1.79 billion, an increase of $67.1 million compared to 2015 due to higher realized gold and silver prices, partly offset by lower silver and copper production and lower realized copper price.

•	Net loss(1) of $290.8 million or $0.31 per share, compared to a net loss of $1.7 billion or $1.80 per share in 2015.

(All amounts are expressed in United States dollars unless otherwise indicated.)
1.	From continuing operations.
2.
Refers to a non-GAAP financial measure or an additional line item or subtotal in financial statements. Reconciliations for all non-GAAP financial measures are available at www.yamana.com/Q42016 and in Section 14 of the Company's fourth quarter 2016 Management's Discussion & Analysis, which has been filed on SEDAR.

•	Adjusted earnings(1,2) of $43.3 million or $0.05 per share, compared to an adjusted loss of $64.5 million or $0.08 per share in 2015.
•	Cash flows from operating activities after net change in working capital of $651.9 million, an increase of $137.9 million compared to 2015.
•
Cash flows from operating activities before net change in working capital(2) of $626.6 million, compared to $654.8 million in 2015.  The current year cash flows include a $64 million advance payment received on metal purchase agreements compared to $148 million in the prior year.  Excluding these advance payments cash flow from operating activities before net change in working capital increased by nearly $56 million.

•	Net free cash flow(2) of $211.2 million, an increase of $173.8 million compared to 2015.

FOURTH QUARTER OPERATIONAL HIGHLIGHTS

Metals from continuing operations	Gold (oz.)	Silver (M oz.)	Copper (M lbs.)
Produced	319,265	1.63	36.9
Sold	324,197	1.62	34.2

Costs from continuing operations	Gold (/oz.)	Silver (/oz.)	Copper (/lbs.)
Total cost of sales per unit sold	$1,004	$15.58	$1.80
Co-product cash costs(2) per unit produced	$667	$10.07	$1.44
Co-product AISC(2) per unit produced	$928	$14.48	$1.80

FOURTH QUARTER 2016 FINANCIAL HIGHLIGHTS

•	Revenue of $484.4 million, an increase of $45.3 million compared to the fourth quarter of 2015 due higher metal prices, partly offset by lower copper sales.
•	Net loss(1) of $355.4 million or $0.38 per share, compared to a net loss of $1.4 billion or $1.53 per share in to the fourth quarter of 2015.
•	Adjusted earnings(1,2) of $6.7 million or $0.01 per share, compared to an adjusted loss of $6.4 million or $0.01 per share in the fourth quarter of 2015.
•	Cash flows from operating activities after net change in working capital of $163.0 million, compared to $296.8 million in the fourth quarter of 2015.
•
Cash flows from operating activities before net change in working capital(2) of $147.7 million, compared to $294.3 million in the fourth quarter of 2015.  There was no advance payment received on metal purchase agreements for the fourth quarter of 2016, compared to $148 million in the fourth quarter of 2015.

•	Net free cash flow(2) of $55.2 million, compared to $56.7 million in the fourth quarter of 2015.

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YEAR END MINERAL RESERVES AND MINERAL RESOURCES SUMMARY
For the year ended December 31, 2016.

Proven and Probable Mineral Reserves
	Tonnes (000s)	Grade (g/t)	Contained oz. (000s)
Gold	842,152	0.62	16,680
Silver	13,725	182.0	80,290
	Tonnes (000s)	Grade (%)	Contained lbs (M)
Copper	568,987	0.26	3,298

Measured and Indicated Mineral Resources
	Tonnes (000s)	Grade (g/t)	Contained oz. (000s)
Gold	650,114	1.01	21,159
Silver	98,696	17.2	54,604
	Tonnes (000s)	Grade (%)	Contained lbs (M)
Copper	132,012	0.24	698

Inferred Mineral Resources
	Tonnes (000s)	Grade (g/t)	Contained oz. (000s)
Gold	296,781	1.58	15,039
Silver	45,134	52.2	75,701
	Tonnes (000s)	Grade (%)	Contained lbs (M)
Copper	75,920	0.32	535

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The following tables present a summary of the Company's Mineral Reserve and Mineral Resource estimate by property.
Mineral Reserves & Mineral Resources Estimates	Contained Gold		Contained Silver		Contained Copper
Proven & Probable Mineral Reserves	000s ounces		000s ounces		million pounds
	2016	2015	2016	2015	2016	2015
Chapada	4,081	4,118	—	—	3,248	3,033
El Peñón	1,053	1,456	36,109	49,765	—	—
Canadian Malartic (50%)	3,548	3,863	—	—	—	—
Gualcamayo	754	967	—	—	—	—
Minera Florida	468	596	3,458	3,860	—	—
Jacobina	1,885	1,995	—	—	—	—
Cerro Moro	715	715	40,723	40,723	—	—
Jeronimo (57%)	1,082	1,082	—	—	—	—
Upper Beaver (50%)	698	—	—	—	22	—
Yamana Gold Proven & Probable Mineral Reserves	14,284	14,792	80,290	94,348	3,270	3,033
Brio Gold Mineral Reserves (84.6%)	2,327	621	—	—	—	—
Total Gold Proven & Probable Mineral Reserves	16,611	15,413	80,290	94,348	3,270	3,033

Mineral Reserves & Mineral Resources Estimates	Contained Gold		Contained Silver		Contained Copper
Measured & Indicated Mineral Resources	000s ounces		000s ounces		million pounds
	2016	2015	2016	2015	2016	2015
Chapada	1,889	2,037	3,775	3,775	660	838
El Peñón	628	905	21,484	26,982	—	—
Canadian Malartic (50%)	644	625	—	—	—	—
Gualcamayo	2,815	4,451	—	—	—	—
Minera Florida	909	867	5,510	4,952	—	—
Jacobina	2,637	2,575	—	—	—	—
Cerro Moro	238	238	20,313	20,313	—	—
Jeronimo (57%)	139	139	—	—	—	—
La Pepa	2,760	2,760	—	—	—	—
Suyai	2,286	2,286	3,523	3,523	—	—
Monument Bay	1,787	1,787	—	—	—	—
Hammond Reef (50%)	2,251	2,251	—	—	—	—
Upper Beaver (50%)	202	900	—	—	6	34
Amalgamated Kirkland (50%)	133	133	—	—	—	—
Anoki-McBean (50%)	160	—	—	—	—	—
Yamana Gold Measured & Indicated Mineral Resources	19,478	21,954	54,605	59,545	666	872
Brio Gold Mineral Resources (84.6%)	1,633	1,901	—	—	—	—
Total Gold Measured & Indicated Mineral Resources	21,111	23,855	54,605	59,545	666	872

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Mineral Reserves & Mineral Resources Estimates	Contained Gold		Contained Silver		Contained Copper
Inferred Mineral Resources	000s ounces		000s ounces		million pounds
	2016	2015	2016	2015	2016	2015
Chapada	870	972	982	982	514	678
El Peñón	1,413	1,519	54,025	58,073	—	—
Canadian Malartic (50%)	215	213	—	—	—	—
Odyssey (50%)	714	0	—	—	—	—
Gualcamayo	1,656	1,543	—	—	—	—
Minera Florida	1,012	933	5,704	5,050	—	—
Jacobina	1,549	1,549	—	—	—	—
Cerro Moro	279	279	14,415	14,415	—	—
Jeronimo (57%)	161	161	—	—	—	—
La Pepa	620	620	—	—	—	—
Lavra Velha	543	543	—	—	—	—
Arco Sul	646	646	—	—	—	—
Suyai	274	274	575	575	—	—
Monument Bay	1,781	1,781	—	—	—	—
Hammond Reef (50%)	6	6	—	—	—	—
Upper Beaver (50%)	708	658	—	—	19	32
Amalgamated Kirkland (50%)	203	203	—	—	—	—
Anoki-McBean (50%)	191	—	—	—	—	—
Yamana Gold Inferred Mineral Resources	12,841	11,900	75,701	79,095	533	710
Brio Gold Mineral Resources (84.6%)	2,194	2,602	—	—	—	—
Total Gold Inferred Mineral Resources	15,035	14,502	75,701	79,095	533	710
Additional details, including a mine by mine discussion, are presented below.  For complete information relating to Yamana's Mineral Reserve and Mineral Resource estimate for the year ended December 31, 2015, refer to the Company's press release issued on February 18, 2016.

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KEY STATISTICS

Key operating and financial statistics for the fourth quarter and full year 2016 are outlined in the following tables.

Financial Summary
	Three Months Ending Dec 31st		Twelve Months Ending Dec 31st
(In millions of United States Dollars except for shares and per share amounts, unaudited)	2016	2015	2016	2015
Revenue	484.4	439.1	1,787.7	1,720.6
Cost of sales excluding depletion, depreciation and amortization	(284.1)	(252.5)	(1,029.0)	(1,015.1)
Depletion, depreciation and amortization ("DDA")	(128.3)	(137.4)	(462.3)	(503.9)
Total cost of sales	(412.4)	(389.9)	(1,491.3)	(1,519.0)
Mine operating earnings	(639.3)	(1,419.8)	(414.9)	(1,267.4)
General and administrative expenses	(29.9)	(26.8)	(100.2)	(110.1)
Exploration and evaluation expenses	(3.0)	(6.2)	(14.9)	(18.7)
Net earnings/(loss) from continuing operations	(355.4)	(1,448.6)	(290.8)	(1,686.7)
Net earnings/(loss) from continuing operations per share - basic	(0.38)	(1.53)	(0.31)	(1.80)
Adjusted earnings/(loss) from continuing operations	6.7	(6.4)	43.3	(64.5)
Adjusted earnings/(loss) per share	0.01	(0.01)	0.05	(0.08)
Cash flow generated from continuing operations after changes in non-cash working capital	163.0	296.8	651.9	514.0
Cash flow from operations before changes in non-cash working capital	147.7	294.3	626.6	654.8
Revenue per ounce of gold	1,196	1,079	1,240	1,133
Revenue per ounce of silver	17.11	14.62	17.06	15.74
Revenue per pound of copper	2.02	1.71	1.92	2.14
Average realized gold price per ounce	1,210	1,102	1,251	1,157
Average realized silver price per ounce	17.17	14.62	17.04	15.68
Average realized copper price per pound	2.48	2.26	2.24	2.69

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Production, Financial and Operating Summary

	Three Months Ending Dec 31st		Twelve Months Ending Dec 31st
	2016	2015	2016	2015
Gold produced from continuing operations, excluding Brio Gold	268,788	277,516	1,009,079	1,022,125
Gold production attributable to Yamana from continuing operations	318,368	316,795	1,197,844	1,166,223
Gold produced from continuing operations	319,265	316,795	1,198,741	1,166,223
Total gold production	319,265	337,202	1,269,015	1,250,360
Gold sold from continuing operations	324,197	342,194	1,188,267	1,162,963
Silver produced (millions of ounces) from continuing operations	1.63	1.86	6.71	8.63
Silver sold (millions of ounces) from continuing operations	1.62	1.88	6.60	8.52
Copper produced - Chapada (millions of pounds)	36.9	36.6	115.5	131.0
Copper sold - Chapada (millions of pounds)	34.2	38.6	104.9	126.0

	Three Months Ending Dec 31st		Twelve Months Ending Dec 31st
Gold	2016	2015	2016	2015
Total cost of sales per ounce sold, excluding Brio Gold	$935	$935	$991	$1,000
Total cost of sales per ounce sold	$1,004	$959	$1,008	$1,018
Co-product cash costs per ounce produced, excluding Brio Gold	$635	$608	$650	$644
Co-product cash costs per ounce produced	$667	$609	$665	$653
All-in sustaining co-product costs per ounce produced, excluding Brio	$894	$773	$897	$846
All-in sustaining co-product costs per ounce produced	$928	$782	$911	$855
Silver	2016	2015	2016	2015
Total cost of sales per ounce sold	$15.58	$13.44	$13.79	$14.13
Co-product cash costs per ounce produced	$10.07	$7.71	$8.96	$8.40
All-in sustaining costs per ounce produced, co-product basis	$14.48	$9.93	$12.65	$11.51
Copper	2016	2015	2016	2015
Total cost of sales per copper pound sold	$1.80	$1.48	$1.93	$1.71
Co-product cash costs per pound of copper produced - Chapada	$1.44	$1.31	$1.58	$1.47
All-in sustaining costs per pound of copper produced - Chapada	$1.80	$1.55	$2.03	$1.77

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Production Breakdown

	Three Months Ending Dec 31st		Twelve Months Ending Dec 31st
Gold Ounces	2016	2015	2016	2015
Chapada	40,358	34,498	107,301	119,059
El Peñón	55,764	59,375	220,209	227,288
Canadian Malartic (50%)	69,971	72,872	292,514	285,809
Gualcamayo	44,840	52,864	164,265	180,674
Minera Florida	25,675	29,180	104,312	112,580
Jacobina	32,180	28,727	120,478	96,715
Total production from continuing operations, excluding Brio Gold	268,788	277,516	1,009,079	1,022,125
Brio Gold (attributable to Yamana)	49,580	39,279	188,765	144,098
Brio Gold (attributable to non-controlling interest)	897	-	897	-
Mercedes	-	20,407	70,274	84,137
TOTAL	319,265	337,202	1,269,015	1,250,360

	Three Months Ending Dec 31st		Twelve Months Ending Dec 31st
Silver Ounces
Chapada	78,020	70,547	259,444	274,533
El Peñón	1,454,293	1,584,280	6,020,758	7,692,811
Minera Florida	94,738	202,643	429,048	660,997
Continuing Operations	1,627,051	1,857,470	6,709,250	8,628,341
Mercedes	-	102,116	326,876	382,943
TOTAL	1,627,051	1,959,586	7,036,126	9,011,284

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FULL YEAR 2016 FINANCIAL AND OPERATIONAL RESULTS

Financial results for the year ended December 31, 2016
Net loss from continuing operations attributable to Yamana equity-holders for the year ended December 31, 2016 was $290.8 million or $0.31 per share basic and diluted, compared to net loss from continuing operations of $1.7 billion or $1.80 per share basic and diluted for the year ended December 31, 2015.

Adjusted earnings (a non-GAAP financial measure) from continuing operations were $43.3 million or $0.05 per share for the year ended December, 31, 2016, compared to adjusted loss from continuing operations of $64.5 million or $0.08 per share. Mine operating losses for the year ended December 31, 2016 were $414.9 million, compared to a loss of $1,267.4 million in 2015. Adjusted earnings and mine operating earnings for the period was higher due to lower impairment of mining properties, higher realized gold and silver prices, partially offset by lower copper price and lower sales.

Revenue for the year ended December 31, 2016 was $1.8 billion, compared to $1.7 billion for the year ended December 31, 2015 resulting from higher average realized price for gold and silver, offset by lower metal sales for silver and copper, and a lower price for copper. Revenue for the year was generated from the sale of 1,188,267 ounces of gold, 6.6 million ounces of silver and 105 million pounds of copper.  This compares to sales of 1,162,963 ounces of gold, 8.5 million ounces of silver and 126 million pounds of copper for the year ended December 31, 2015.

Revenue per ounce of gold was $1,240 per ounce of gold, $17.06 per ounce of silver and $1.92 per pound of copper for the year ended December 31, 2016, compared to revenue per ounce of gold of $1,124, per ounce of silver $15.68 and $2.15 per pound of copper for the year ended December 31, 2015. The average realized price was $1,251 per ounce of gold, $17.04 per ounce of silver and $2.24 per pound of copper for the year ended December 31, 2016, compared to $1,156 per ounce of gold, $15.68 per ounce of silver and $2.15 per pound of copper for the year ended December 31, 2015.  It should be noted that revenue per ounce of gold and revenue per pound of copper are net of treatment and refining charges and sales taxes, therefore are lower than the corresponding average realized prices of these metals.

Cost of sales excluding DDA for the year ended December 31, 2016 was $1.03 billion, compared to $1.02 billion in 2015.  Cost of sales excluding DDA for the year was higher than 2015 reflecting increased cash costs and the foreign exchange effect of the appreciation of the Brazilian Real, Chilean Peso and Canadian Dollar.

Gross margin excluding depletion, depreciation and amortization for the year ended 2016 was $758.7 million, compared to $705.5 million in 2015, which resulted from a revenue increase of $67.1 million, partially offset by an increase in cost of sales excluding DDA of $15 million.
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DDA expense for the year ended December 31, 2016 was $462.3 million, compared to $503.9 million for the same period of 2015.  DDA expense was lower than prior year mainly due to lower asset book values due to the impairment charges recorded in the fourth quarter of 2015, a portion of which related to producing properties.  This was partly offset by the addition of DDA expense associated with the RDM mine acquired in April 2016.

Other expenses and income include general and administrative, exploration and evaluation, other expenses and net finance expense totalling $297.0 million for the year ended December 31, 2016, compared to $311 million in 2015:

•
General and administrative expenses were $100.2 million, compared to $110.1 million in 2015. Results reflect the cost containment initiatives undertaken by the Company to respond to the current economic environment, offset by some additional expenses in relation to the formation of Brio Gold.

•	Exploration and evaluation expenses were $14.9 million, compared to $18.7 million in 2015. Lower exploration and evaluation expenses, relative to 2015, are the result of lower district exploration.
•
Other expenses were $39.7 million, compared to $69.6 million in 2015.  Other expenses in 2015 include an equity loss from associate of $17.5 million with no current period comparative balance. The current year expenses reflect a gain on Sandstorm warrants of $16.3 million with no prior year comparative balance.

•	Net finance expense was $142.2 million, compared to net finance expense of $112.6 million for the same period in 2015. Higher net finance expense is mainly due to:
o	an increase in expense of $58.9 million resulting from non-cash unrealized foreign exchange loss of $33.7 million in the current year, compared to a gain of $25.2 million in 2015,
o	lower interest expense of $8.4 million on long-term debt in the current year due to the repayment of revolving debt,
o	decrease in finance expense as the 2015 finance expense includes realized loss on derivatives for $19.8 million with no current period comparative balance.

Income tax recovery for the year ended December 31, 2016 was $324.9 million, compared to a recovery of $476.3 million in 2015.  Income tax expense for the period includes a $20.0 million unrealized foreign exchange gain in tax, compared to a $201.5 million unrealized foreign exchange loss in tax in 2015.

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Operating Results for the year ended December 31, 2016

Gold production for 2016 was higher than the comparative period in 2015.  Production at most mines was generally in line with or above targets.  Notably, Canadian Malartic achieved a record level of annual production of gold since the inception of the mine.

Gold

Production from continuing operations in 2016 was 1,198,741 ounces of gold, higher by 3%, compared to 1,166,223 ounces of gold produced in 2015.  Production increases over 2015 includes an increase of 25% at Jacobina, 2% at Canadian Malartic and 31% at the Brio Gold mines.  These increases were partly offset by decreases at Chapada of 10% due to the second quarter in-pit crusher failure, at Gualcamayo of 9% due to lower feed grade and recovery rate, and 7% at Minera Florida as the result of lower throughput.  As a whole, gold production was in line with expectations.

Total cost of sales per ounce of gold in 2016, excluding Brio Gold, was $991 per ounce sold, compared to $1,000 per ounce sold in 2015.  Including Brio Gold, total cost of sales per ounce of gold in 2016 was $1,008 per ounce sold, compared to $1,018 per ounce sold in 2015.

Co-product cash costs (a non-GAAP financial measure) from continuing operations attributable to the Company for 2016 were $650 per ounce of gold produced, compared to $644 per ounce of gold produced for 2015.  Including Brio Gold, co-product cash costs (a non-GAAP financial measure) were $665 per ounce of gold produced, compared to $653 per ounce of gold produced for 2015, representing a slight 2% year-over-year increase.

On a co-product basis, AISC (a non-GAAP financial measure) from continuing operations, excluding Brio Gold, were $897 per ounce of gold produced for 2016, compared to $846 per ounce of gold produced for 2015.  Including Brio Gold, AISC were $911 per ounce of gold produced for 2016, compared to $855 per ounce of gold produced for 2015, representing a 7% increase.

Total cost of sales per ounce sold, co-product cash costs per ounce produced and co-product AISC per ounce produced were negatively impacted by higher operating costs and lower production at several operating mines, offset by several ongoing cost containment initiatives. Total cost of sales per gold ounce was positively impacted from lower DDA resulting from the impairment taken in the fourth quarter of 2015.

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Silver

Silver production from continuing operations for 2016 was 6.7 million ounces, compared to the 8.6 million ounces in 2015.  Mine sequence at certain locations continues to extract from areas with lower silver grades.  Production was in line with expectations for silver.

Total cost of sales for silver in 2016 was $13.79 per ounce sold, compared to $14.13 per ounce sold in 2015.  Co-product cash costs (a non-GAAP financial measure) for 2016 were $8.96 per ounce of silver produced, compared to $8.40 per ounce of silver produced in 2015.  On a co-product basis, AISC (a non-GAAP financial measure) was $12.65  per ounce of silver produced, compared to $11.51 per ounce of silver produced in 2015.

Copper

Total copper production for 2016 was 115.5 million pounds, compared to 131.0 million pounds for 2015 impacted by the operating challenges experienced at Chapada in the second quarter as discussed in the 2016 second quarter MD&A relative to the operational issues that impacted production including a mechanical failure with its in-pit gyratory crusher and weather related issues which made access to high-grade ore more difficult.

Total cost of sales for copper in 2016 was $1.93 per pound sold, compared to $1.71 per pound sold in 2015. Co-product cash costs (a non-GAAP financial measure) for 2016 were $1.58 per pound of copper produced from the Chapada mine, compared to $1.47 per pound of copper produced in the same period of 2015, representing a 7% increase.

On a co-product basis, AISC (a non-GAAP financial measure) was $2.03 per pound of copper produced at Chapada, compared to $1.77 per pound of copper produced at Chapada in 2015.

The increase in cost on a per ounce basis are related to lower copper production at Chapada associated to the mechanical failure that occurred late in the second quarter and was remediated in the third quarter.

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FOURTH QUARTER 2016 FINANCIAL AND OPERATIONAL RESULTS

Financial results for the three months ended December 31, 2016
Net loss from continuing operations attributable to Yamana equity holders for the three months ended December 31, 2016 was $355.44 million or $0.38 per share basic and diluted, compared to net loss from continuing operations attributable to Yamana equity holders of $1.45 billion or $1.53 per share basic and diluted for the three months ended December 31, 2015.  Net loss from continuing operations for 2016 includes the non-cash impairment charges totalling $615.1 million, or $350.6 million after tax.

Adjusted earnings (a non-GAAP measure) from continuing operations was $6.7 million or $0.01 per share for the three months ended December 31, 2016, compared to adjusted loss of $6.4 million or $0.01 per share for the same period of 2015.  Mine operating loss for the three months ended December 31, 2016 were $639.3 million, compared to $1,419.8 million for the same period in 2015.  Adjusted loss and mine operating loss for the period were better than the previous year due to lower impairment of mining properties, higher realized metal prices and partially offset by lower sales.

Income tax recovery for the three months ended December 31, 2016 was $269.2 million, compared to an income tax recovery of $669.8 million for the same period in 2015.

Revenue for the three months ended December 31, 2016 was $484.4 million, compared to the $439.1 million for the same period of 2015, as a result of higher metal prices, partly offset by lower copper sales.  Revenue for the fourth quarter was generated from the sale of 324,197 ounces of gold, 1.6 million ounces of silver and 34.2 million pounds of copper.  This compares to sales, of 342,194 ounces of gold, 1.9 million ounces of silver and 38.6 million pounds of copper for the three months ended December 31, 2015.  It should be noted that revenue per ounce of gold and revenue per pound of copper are net of treatment and refining charges and sales taxes, therefore are lower than the corresponding average realized prices of these metals.

Revenue per ounce of gold was $1,196 per ounce of gold, $17.11 per ounce of silver, and $2.02 per pound of copper for three months ended December 31, 2016, compared to revenue per ounce of gold was $1,051, per ounce of silver of $14.35 and per pound of copper of  $1.73 for the three months ended December 31, 2015. The average realized price was $1,210 per ounce of gold, $17.17 per ounce of silver and $2.48 per pound of copper for the three months ended December, 31, 2016, compared to $1,101 per ounce of gold, $14.67 per ounce of silver and $2.22 per pound of copper for the three months ended December 31, 2015.

Cost of sales excluding depletion, depreciation and amortization for the three months ended December 31, 2016 was $284.1 million compared to $252.5 million for the same period in 2015.  Cost of sales excluding depletion, depreciation and amortization for the fourth quarter was higher than that of the same period in 2015 as a result of higher operating costs, resulting partially from the stronger Brazilian Real and Chilean Peso in the fourth quarter of 2016.

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Depletion, depreciation and amortization ("DDA") expense for the three months ended December 31, 2016 was $128.3 million compared to $137.4 million for the same period of 2015.  DDA expense is highly impacted by the higher cost of certain capitalized development areas and the areas that were mined during the current period that may have a different cost per ounce, resulting in a variation in cost per unit from period to period. Furthermore, the DDA is lower than the same quarter of 2015 mainly due to lower asset book values due to the impairment charges recorded in the fourth quarter of 2015.

•
Other expenses, as discussed below, include general and administrative, exploration and evaluation, other and net finance expenses were $81.5 million for the three months ended December 31, 2016, compared to $131.3 million for the same period in 2015:

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General and administrative expenses were $29.9 million, compared to $26.8 million for the same period in 2015. Although the expense for the period is higher than the comparative period, this is predominantly the result of timing differences on when the expenses were incurred.  For 2016, the general and administrative expense decrease over the prior year reflects the cost containment initiatives undertaken by the Company to respond to the current economic environment, offset by additional expenses in relation to the formation of Brio Gold with no comparative figures in 2015.

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Exploration and evaluation expenses were $3.0 million, compared to $6.2 million for the same period in 2015.   Lower exploration and evaluation expenses, relative to 2015, are the result of lower district exploration.

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Other expenses were $19.0 million, compared to $36.2 million for the same period of 2015.  Other expenses in current period includes a recovery of $5.3 million related to mark-to-market of deferred share units, compared to a recovery of $0.8 million in the same period 2015. Additionally, 2015 other operating expenses also includes the provision against the $6 million option payment which was subsequently reversed in the first quarter of 2016 when the monetization efforts of Brio Gold Inc resumed.

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Net finance expense was $29.6 million compared to net finance expense of $62.2 million for the same period in 2015.  Finance expense in 2015 includes foreign exchange losses of $16.3 million, compared to a loss of  $8.79 million in the fourth quarter of 2015 and $18.5 million in derivative losses related to non-operating mines, with no comparatives in the current fourth quarter.

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Operating Results for the three months ended December 31, 2016

Gold production attributable to the Company from continuing operations for the fourth quarter of 2016 was lower than the fourth quarter in 2015 due to the absence of production contribution from Mercedes, which was divested in September 2016.  Gold production attributable to the Company increased if Mercedes is excluded from the 2015 comparative.  Fourth quarter production of both gold and copper was 1% higher than the comparative quarter of 2015, and was in line with expectations at all mines except at Gualcamayo, Minera Florida and El Peñón, where the new veins mined are narrower than previously experienced.  Lower gold production at Gualcamayo and El Peñón was attributable to lower feed grade, and at Minera Florida was due to lower throughput.  Lower silver production, compared to the fourth quarter of 2015, was anticipated due to lower planned feed grade.  Production at both El Peñón and Mineral Florida was also impacted by the collective bargaining agreement negotiations in December.  Total fourth quarter gold production attributable to the Company from continuing operations represents consecutive quarterly increases since the first quarter of 2016.

Gold

Fourth quarter gold production from continuing operations was 319,265 ounces of gold, compared to 316,795 ounces of gold produced in the fourth quarter of 2015.  Individual mine quarterly results over the fourth quarter of 2015 included an increase of 17% at Chapada, 12% at Jacobina and 26% of the Brio Gold mines, mainly as a result of the production from the newly acquired RDM.  These increases were partly offset by decreases of 15% at Gualcamayo, 12% at Minera Florida, 6% at El Peñón and 4% at Canadian Malartic. The decrease at Gualcamayo was the result of lower recoveries from the deep part of the open-pit, offset by the overall higher gold grades mined and higher recovery of ounces from inventory.  The decrease at Minera Florida was due to lower throughput as the result of collective bargaining agreement negotiations in December, which adversely impacted productivity.

Total cost of sales per ounce of gold in the fourth quarter of 2016, excluding Brio Gold, was $935 per ounce sold, unchanged from the same quarter of 2015.  Including Brio Gold, total cost of sales for gold in the fourth quarter of 2016 was $1,004 per ounce sold, compared to $959 per ounce sold in the same period of 2015.

Co-product cash costs (a non-GAAP financial measure) from continuing operations attributable to the Company for the fourth  2016 were $635 per ounce of gold produced, compared to $608 per ounce of gold produced for the same quarter of 2015.  Including Brio Gold, co-product cash costs from continuing operations (a non-GAAP financial measure) for the fourth quarter were $667 per ounce of gold produced, compared to $609 per ounce of gold produced for the fourth quarter of 2015, representing an 10% increase.

On a co-product basis, AISC (a non-GAAP financial measure) from continuing operations, excluding Brio Gold, were $894 per ounce of gold produced for the fourth quarter of 2016, compared to $773 per ounce of gold produced for same quarter of 2015.  Including Brio Gold, co-product AISC (a non-GAAP financial measure) from continuing operations were $928 per ounce of gold produced for the fourth quarter, compared to $782 per ounce of gold produced for the fourth quarter of 2015, representing a 19% increase.

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Costs were higher due to the foreign exchange effect of the appreciation of the Brazilian Real and Chilean Peso. Additionally, co-product AISC increased, in part due to higher sustaining capital expenditures and mine development, in line with plans.

Silver

Fourth quarter silver production from continuing operations was 1.6 million ounces, compared to the 1.9 million ounces in the same quarter of 2015.  Mine sequencing at certain locations continued to extract from areas with lower silver grades in comparison to the same period of 2015.  Production was in line with expectations for silver.

Total cost of sales for silver in the fourth quarter of 2016 was $15.58 per ounce sold, compared to $13.44 per ounce sold in the same period of 2015.  Co-product cash costs (a non-GAAP financial measure) for the fourth quarter were $10.07 per ounce of silver produced, compared to $7.71 per ounce of silver produced in the fourth quarter of 2015.   Co-product AISC (a non-GAAP financial measure) from continuing operations were $14.48 per ounce of silver produced for the fourth quarter, compared to $9.93 per ounce of silver produced for the fourth quarter of 2015.

The increases are predominantly due to the appreciation of the Chilean Peso and lower silver production which increases the fixed charge allocation per ounce.

Copper

Total copper production for the fourth quarter of 2016 was 36.9 million pounds, compared to 36.6 million pounds for the same period of 2015 higher production was attributable to higher recovery rate and partly offset by lower feed grade at Chapada.

Total cost of sales for copper in the fourth quarter of 2016 was $1.80 per pound sold, compared to $1.48 per pound sold in the same period of 2015. Co-product cash costs per pound of copper (a non-GAAP financial measure) were $1.44 per pound produced from the Chapada mine, compared to $1.31 per pound of copper produced in the fourth quarter of 2015, representing a 10% increase.  Co-product AISC (a non-GAAP financial measure) from continuing operations were $1.44 per pound of Chapada copper produced for the fourth quarter, compared to $1.31 per pound of Chapada copper produced for the fourth quarter of 2015.

The increases are predominantly due to the appreciation of the Brazilian Real.

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OPERATING MINES

Chapada, Brazil

Chapada delivered on expectations in the fourth quarter of 2016 and following sequential quarter-over-quarter production increases, it met overall production targets for 2016.  At Chapada, fourth quarter production increased for gold by 17%, silver by 11% and copper by 1%, compared to fourth quarter of 2015, mostly was the result of improved metal recovery rates and increased throughput.  The recovery rates were higher as a result of initiatives undertaken by the Company in the second and third quarters to improve metallurgical recovery.

The Company continues to pursue efforts to further improve operational performance, with targets to increase recoveries and throughput with minimal capital expenditures, in addition to the implementation of cost improvement initiatives.  In particular, the retrofit of the flotation circuit completed in the second quarter of 2016 continued to perform as expected with significant improvement on recovery.  The processing optimization undertaken during the fourth quarter is showing good results with additional recovery increase and stability with mill throughput.  The project should be completed during the first quarter of 2017 with the commissioning of a fully integrated processing control system. Following the evaluation of further processing improvement, mine management took the decision to expand the cleaning circuit by installing additional flotation cells and the retrofitting of some key components of the existing cleaner circuit.  The main objective is to increase gold and copper recovery by increasing the solution residency time during the flotation process.  The cleaning circuit expansion should be commissioned during the fourth quarter of 2017.  Other initiatives in the crushing and grinding circuit are aimed towards improving available time and utilization in these areas.  These improvements are designed with a focus to ensure that this cornerstone asset continues to deliver value and profitability in a variety of metal price environments, solidifying its status as a low cost producer.

Chapada sold 41,048 ounces of gold at total cost of sales $335 per ounce of gold sold, and 58,688 ounces of silver at total cost of sales of $4.79 per ounce of silver sold in the fourth quarter of 2016, compared to 41,154 ounces of gold sold at total cost of sales of $312 per ounce of gold sold and 60,907 ounces of silver sold at total cost of sales of $4.31 per ounce of silver sold in the fourth quarter of 2015.  Production in the fourth quarter of 2016 was 40,358 ounces of gold and 78,020 ounces of silver, compared to 34,498 ounces of gold and 70,547 ounces of silver in the same period of 2015.  Co-product cash costs were $275 per ounce of gold produced and $3.17 per ounce of silver in the three months ended December 31, 2016, compared to $280 per ounce of gold produced and $3.06 per ounce of silver produced in the same quarter of 2015.  Co-product AISC were $354 per gold ounce produced and $3.99 per silver ounce produced, compared to $344 per gold ounce produced and $3.71 per silver ounce produced in the same quarter of 2015.

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Lower total cost of sales per gold ounce sold and co-product cash costs per gold ounce produced benefited from the improved recovery rates in the fourth quarter that resulted in higher production levels.  Co-product AISC per gold ounce produced was higher than the same quarter of 2015 due to an increase in sustaining capital expenditures related to the preparation of Corpo Sul for ore extraction in 2017.  Total cost of sales per ounces sold, co-product cash costs per ounce produced and co-product AISC per ounce produced were all negatively affected by the strengthening of the Brazilian Real in the fourth quarter, compared to the same quarter of 2015.

Chapada sold 34.2 million pounds of copper at total cost of sales of $1.79 per pound of copper sold in the three months ended December 31, 2016, compared to the sale of 38.6 million pounds of copper at total cost of sales of $1.48 per pound of copper sold in the fourth quarter of 2015.  Copper production was 36.9 million pounds in the fourth quarter of 2015, compared to production of 36.6 million pounds of copper for the same quarter of 2014.  Co-product cash costs were $1.44 per pound of copper produced in the fourth quarter compared to $1.31 per pound of copper produced for the same quarter of 2014.

Cost of sales per copper pound sold, co-product cash costs per copper pound produced, and co-product AISC per copper pound produced increased due to the strengthening of the Brazilian Real, and co-product AISC was further impacted by the aforementioned Corpo Sul sustaining capital.

In the year ended December 31, 2016, Chapada sold 92,807 ounces of gold and 131,339 ounces of silver at total cost of sales of $489 per ounce of gold sold and $7.05 per ounce of silver sold, compared to 121,477 ounces of gold sold and 205,127 ounces of silver sold at total cost of sales of $406 per ounce of gold sold and $4.52 per ounce of silver sold in 2015.   Chapada produced a total of 107,301 ounces of gold and 259,444 ounces of silver in the 2016, compared to 119,059 ounces of gold and 274,533 ounces of silver in 2015.  Co-product cash costs were $359 per ounce of gold produced and $3.21 per ounce of silver produced in 2016, compared to $333 per ounce of gold produced and $3.19 per ounce of silver produced in 2015.  Co-product AISC per ounce of gold produced were $478 in 2016, compared to $415 in 2015, and per ounce of silver produced were $4.20 in 2016, compared to $3.93 in 2015.

Chapada sold 104.9 million pounds of copper at total cost of sales of $1.92 per pound of copper sold in the 2016, compared to the sale of 126.0 million pounds of copper at total cost of sales of $1.71 per pound of copper sold in 2015. Copper production was 115.5 million pounds in 2016, compared to production of 131.0 million pounds of copper in 2015.  Co-product cash costs for copper were $1.58 per pound produced in 2016, compared to $1.47 per pound produced in 2015.  Co-product AISC per pound of copper produced were $2.03 in 2016, compared to $1.77 per pound of copper produced in 2015.  Co-product AISC per pound of copper produced was higher as the result of higher sustaining capital expenditures incurred in order to prepare Corpo Sul for 2017 production.

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Total cost of sales per ounce or pound sold, co-product cash costs per ounce or pound produced and all-in sustaining co-product costs per ounce or pound produced were impacted by lower production, partly offset by the depreciation of the Brazilian Real, year over year. Production for the year was impacted by the mechanical failure with its in-pit crusher in the second quarter of 2016.  Operations resumed at regular throughput levels in August.  Furthermore, co-product AISC per ounce or pound produced was higher as the result of higher sustaining capital expenditures incurred related to the aforementioned Corpo Sul preparation.

El Peñón, Chile

At the El Peñón mine, the Company has recently completed a plan aimed at delivering a sustainable, longer term optimal production level, taking into account existing mineral reserves, conversion of mineral resources, current production levels and the recent narrow vein discoveries. Considerable amounts were spent on exploration and development at the mine and near mine and, among the objectives of revised mine plan initiatives, the Company sought to determine how to leverage such expenditures on exploration and development per year, allowing maximization of cash flow.  The Company believes this approach is conducive to sustainable production over a longer period.  The outcome of the evaluation envisages a mine with a production expectation of 140,000 ounces of gold and 4,150,000 ounces of silver, per year beginning in 2017.

Based on the exploration success near mine and in the district, as well as the mine design optimization in progress the Company could increase the production profile of the mine in the future.  Generally, although recently discovered veins are narrow, the Company has begun to test for extensions of major vein structures including at Quebrada Colorada, Quebrada Orito, Bonanza and Providencia.  This program has been successful locating extensions both above and beneath these previously mined stopes and widths and grades are consistent with historical wider veins.  This program was begun only recently and insufficient information is available to determine how much this positive result will positively impact annual production.  Construction of a two-kilometre tunnel extension to gain better access for drilling beneath these structures was approved in the fourth quarter and is now underway.  The development is being done in four exploration ramps.

While there continues to be considerable geological potential at the mine and near mine, the mine began production in 1999 and since that time produced an approximate 4.7 million ounces of gold and 116 million ounces of silver.  Further, the mine has been owned and operated by the Company since late 2007 and the mine has produced over 2.6 million gold ounces and 81 million silver ounces since that time.

Following the transition from the periphery areas of Aleste-Bonanza, where grades had been more erratic, production resumed at a normalized level into other vein structures. Full year production was below targeted levels as the Company continued to mine from narrower vein areas while evaluating the sustainable, long-term optimal production level at the mine.

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At El Peñón, gold and silver production was lower by 6% and 8%, respectively, compared to fourth quarter of 2015, as the result of lower feed grades of gold and silver from the lower mining grade of the narrow veins and dilution, and was slightly impacted by the collective bargaining negotiations which modestly impacted productivity at the mine.

On January 17, 2017, the Company announced the resumption of operations at El Peñón after successfully concluding negotiations leading to collective bargaining agreements with the two unions representing underground workers after a brief suspension of operations, which started from January 7, 2017.  The interruption in operations, which have now returned to normal, will not have a significant impact on mine and consolidated production in 2017.

El Peñón sold 57,144 ounces of gold and 1.47 million ounces of silver at total cost of sales $1,075 per ounce of gold sold and $16.08 per ounce of silver sold in the fourth quarter of 2016, compared to 56,709 ounces of gold sold at total cost of sales of $1,019 per ounce of gold sold and 1.53 million ounces of silver sold at total cost of sales of $13.23 per ounce of silver sold in the fourth quarter of 2015.  Production in the fourth quarter of 2016 was 55,764 ounces of gold and 1.45 million ounces of silver, compared to 59,375 ounces of gold and 1.58 million ounces of silver in the same period of 2015.  Co-product cash costs were $714 per ounce of gold produced and $10.40 per ounce of silver in the three months ended December 31, 2016, compared to $544 per ounce of gold produced and $9.32 per ounce of silver produced in the same quarter of 2015.  Co-product AISC were $952 per gold ounce produced and $13.84 per silver ounce produced, compared to $710 per gold ounce produced and $9.36 per silver ounce produced in the same quarter of 2015.

For the fourth quarter year comparisons, gold and silver cost of sale per ounce sold, co-product cash costs per ounce produced and co-product AISC per ounce produced were higher for both metals mainly as a result of higher allocation of fixed costs per ounce due to lower production volume  and the strengthening of the Chilean Peso.  The aforementioned effects on cost of sale per ounce sold of gold and silver were dampened by lower DDA per ounce sold, as a result of the impairment charges recorded in 2015.

For the year ended December 31, 2016, El Peñón sold 221,908 ounces of gold and 6.04 million ounces of silver at total cost of sales of $1,019 per ounce of gold sold and $13.84, respectively, compared to 224,753 ounces of gold sold and 7.66 million ounces of silver sold at total cost of sales of $1,044 per ounce of gold sold and $13.88 per ounce of silver sold in 2015.  El Peñón produced a total of 220,209 ounces of gold and 6.02 million ounces of silver in the 2016, compared to 227,288 ounces of gold and 7.69 million ounces of silver in 2015.  Cash costs were $678 per ounce of gold produced and $9.14 per ounce of silver produced in 2016, compared to $621 per ounce of gold produced and $8.38 per ounce of silver produced in 2015.  Co-product AISC were $893 per ounce of gold produced in 2016, compared to $788 per ounce of gold produced in 2015, and $12.04 per ounce of silver produced were in 2016, compared to $10.75 per ounce of silver produced in 2015.

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For the full year comparisons, cost of sales per ounce sold, co-product cash costs per ounce produced and co-product AISC per ounce produced were generally higher for both metals, mainly as a result of higher allocation of fixed costs per ounce, in particular silver, due to lower production volume.  The weakening of the average Chilean Peso for the year partially offset the increase in costs related to the lower production.  The exception to this trend was total cost of sales per gold ounce sold, which was benefited from lower DDA per ounce sold, as a result of the impairment charges recorded in 2015.

Canadian Malartic (50% interest), Canada

Canadian Malartic achieved record annual production in 2016, benefiting mainly from higher throughput and recovery rate.

For the fourth quarter, production was lower, compared to the same quarter of 2015 as result of lower feed grade, which was an anomaly in a record production year.  Feed grade for 2017 is expected to increase from 2016 levels.  In 2016, Canadian Malartic continued to pursue opportunities for operational refinement with a focus on improvements to the SAG mill and crusher liners in an attempt to reduce the scheduled shutdown periods, improvements to the crusher availability and cyanide control, acquiring additional equipment to increase production from higher grade areas, among others.  In the medium to long term, the Company will pursue opportunities to further optimize efficiency and decrease operating cost.  Additionally, the Odyssey zone and near pit/underground opportunities, will be further evaluated as these have the potential to provide new sources of ore for the mill.

At Canadian Malartic, 73,007 ounces of gold were sold at total cost of sales $1,056 per ounce of gold sold in the fourth quarter of 2016, compared to 76,017 ounces of gold sold at total cost of sales of $966 per ounce of gold sold in the fourth quarter of 2015.  Production in the fourth quarter of 2016 was 69,971 ounces of gold, compared to 72,872 ounces in the same period of 2015.  Co-product cash costs were $634 per ounce of gold produced in the three months ended December 31, 2016, compared to $606 per ounce of gold produced in the same quarter of 2015.  Co-product AISC per gold ounce produced was $849, compared to $731 in the same quarter of 2015.

In the year ended December 31, 2016, Canadian Malartic sold 292,972 ounces of gold at total cost of sales of $1,025 per ounce of gold sold, compared to 287,704 ounces of gold sold at total cost of sales of $969 per ounce of gold sold in 2015.  Canadian Malartic produced a record total of 292,514 ounces of gold in the 2016, compared to 285,809 ounces of gold in 2015.  Cash costs per ounce produced were $606 per ounce of gold in 2016, compared to $596 per ounce of gold in 2015.  Co-product AISC per ounce produced were $795 in 2016, compared to $738 in 2015.

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For both the quarter and year ended on December 31, 2016, cost of sales per ounce of gold sold, co-product cash costs and co-product AISC per ounce of gold produced were higher, mainly due to lower feed grade, which in turn resulted in higher tonnage mined to offset its impact, and consequently resulted in higher mining costs.  Sustaining capital expenditures for the fourth quarter of 2016 were higher, compared to the same quarter of 2015.

Gualcamayo, Argentina

Gualcamayo had a strong year allowing the mine to exceed expectations.  At Gualcamayo, 47,615 ounces of gold were sold at total cost of sales $953 per ounce of gold sold in the fourth quarter of 2016, compared to 52,012 ounces of gold sold at total cost of sales of $1,096 per ounce of gold sold in the fourth quarter of 2015.  Production in the fourth quarter of 2016 was 44,840 ounces of gold, compared to 52,864 ounces in the same period of 2015.  Co-product cash costs were $734 per ounce of gold produced in the three months ended December 31, 2016, compared to $798 per ounce of gold produced in the same quarter of 2015.  Co-product AISC per gold ounce produced was $805, compared to $815 in the same quarter of 2015.

In the year ended December 31, 2016, Gualcamayo sold 169,347 ounces of gold at total cost of sales of $1,038 per ounce of gold sold, compared to 176,852 ounces of gold sold at total cost of sales of $1,162 per ounce of gold sold in 2015.  Gualcamayo produced a total of 164,265 ounces of gold in the 2016, compared to 180,674 ounces of gold in 2015.  Co-product cash costs per ounce of gold produced were $796 per ounce of gold in 2016, compared to $814 per ounce of gold in 2015.  Co-product AISC per ounce produced were $847 in 2016, compared to $850 in 2015.  Overall, annual production at Gualcamayo was in line with expectations.

Cost of sales per ounce sold, co-product cash costs and co-product AISC per ounce produced decreased mainly due to the impact of a weakening Argentine Peso.  Production was lower than the fourth quarter of 2015 as the result of lower recoveries from the deep part of the open-pit, partly offset by the overall higher gold grades mined and higher recovery of ounces from inventory.  Cost of sale per ounce of gold sold was lower for the quarter and the year, compared to the corresponding periods of 2015, as a result of lower DDA

The Company will continue to develop the recently discovered oxides deposits around the main pit, as well as the Oxides Distrital targets near Gualcamayo with the objective of extending the mine life of the heap leach, along with optimizing costs and productivity in the underground mine.

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Minera Florida, Chile

At Minera Florida, the strategy to consolidate the mine concessions surrounding the core mine area was achieved, and will provide a platform for developing the upside district potential.  At Minera Florida, 25,325 ounces of gold and 93,870 ounces of silver were sold at total cost of sales $924 per ounce of gold sold and $13.37 per ounce of silver sold in the fourth quarter of 2016, compared to 28,845 ounces of gold sold at total cost of sales of $1,261 per ounce of gold sold and 195,503 ounces of silver sold at total cost of sales of $16.88 per ounce of silver sold in the fourth quarter of 2015.  Production in the fourth quarter of 2016 was 25,675 ounces of gold and 94,738 ounces of silver, compared to 29,180 ounces of gold and 202,643 ounces of silver in the same period of 2015.  Co-product cash costs were $730 per ounce of gold produced and $10.63 per ounce of silver in the three months ended December 31, 2016, compared to $664 per ounce of gold produced and $8.69 per ounce of silver produced in the same quarter of 2015.  Co-product AISC per gold ounce produced and per silver ounce produced were $1,002 and $14.55, respectively, compared to $818 per gold ounce produced and $10.68 per silver ounce produced in the same quarter of 2015.

For the year ended December 31, 2016, Minera Florida sold 102,204 ounces of gold and 429,494 ounces of silver at total cost of sales of $1,046 per ounce of gold sold and $13.81 per ounce of silver sold, compared to 111,860 ounces of gold sold and 652,812 ounces of silver sold at total cost of sales of $1,270 per ounce of gold sold and $16.90 per ounce of silver sold in 2015.  Minera Florida produced a total of 104,312 ounces of gold and 429,048 ounces of silver in 2016, compared to 112,580 ounces of gold and 660,997 ounces of silver in 2015.  Cash costs were $735 per ounce of gold produced and $9.90 per ounce of silver produced in 2016, compared to $717 per ounce of gold produced and $9.46 per ounce of silver produced in 2015.  Co-product AISC per ounce of gold produced were $955 in 2016, compared to $883 in 2015, and per ounce of silver produced were $12.73 in 2016, compared to $11.80 in 2015.

For the quarter and the year, co-product cash costs and co-product AISC per ounce of gold and silver produced were higher mainly due to higher mining and processing costs resulting from lower throughput and a higher fixed cost allocation per ounce, partially offset by higher zinc credits.  Lower cost of sales per ounce of gold and silver sold, although impacted by the same factors as co-product cash costs, decreased due to lower DDA as a result of the impairment charges recorded in 2015.  Lower production of gold and silver was due to lower throughput as the result of collective bargaining agreement negotiations in December, which adversely impacted productivity.  The negotiations have subsequently been completed, and the mine and plant are now operating in full capacity.  Lower planned feed grade following the mine sequencing and lower recovery of silver exacerbated the decline in silver production.

In 2017, the Company expects gold production to be in line with 2016 with lower silver production.  Several improvement opportunities will continue to be developed into 2017 including the advancement of a whole ore leach project aimed to significantly improve recoveries and improvement of the crushing and grinding circuits.

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In addition to this and as result of the successful results of exploration in the Pataguas zone, the mine will resume the development of the Hornitos tunnel which is a production ready exploration tunnel going across the recently acquired land adjacent to the core mine.  The company will pursue the development of these newly discovered zones and advancement of the engineering of a whole ore leaching project to the next stage, in order to maximize the value and upside potential of the recently consolidated grounds at Minera Florida.

Jacobina, Brazil

Jacobina had a strong year, with higher production and lower costs than in 2015.  A net increase in underground development has increased 2017 opportunities associated with a production profile improvement and cost control.  While 2016 was a successful year where the focus was on increased sustainable gold production, 2017 will be focused on cost saving initiatives and efficiency improvements.

At Jacobina, 30,058 ounces of gold were sold at total cost of sales $1,123 per ounce of gold sold in the fourth quarter of 2016, compared to 27,901 ounces of gold sold at total cost of sales of $873 per ounce of gold sold in the fourth quarter of 2015.  Production in the fourth quarter of 2016 was 32,180 ounces of gold, compared to 28,727 ounces in the same period of 2015.  Co-product cash costs were $742 per ounce of gold produced in the three months ended December 31, 2016, compared to $614 per ounce of gold produced in the same quarter of 2015.  Co-product AISC per gold ounce produced was $984, compared to $904 in the same quarter of 2015.

For the quarter, higher cost of sales per ounce of gold sold, co-product cash costs and co-product AISC per ounce of gold produced were mainly due to the impact of a strengthening Brazilian Real.  Increased production was attributable to higher tonnage of ore mined, which more than offset a decline in feed grade.  With a continued focus on dilution control, productivity improvements and cost control, the Company expects for production to progressively increase into 2017 and cost to decrease.  Mine management is evaluating potential mining improvements that should decrease underground mine development and increase mining efficiency.  This should impact positively on mining productivity and ultimately on gold production.

In the year ended December 31, 2016, Jacobina sold 118,142 ounces of gold at total cost of sales of $1,072 per ounce of gold sold, compared to 96,477 ounces of gold sold at total cost of sales of $1,068 per ounce of gold sold in 2015.  Jacobina produced a total of 120,478 ounces of gold in the 2016, compared to 96,715 ounces of gold in 2015.  Cash costs per ounce produced were $692 per ounce of gold in 2016, compared to $788 per ounce of gold in 2015.  Co-product AISC per ounce produced were $988 in 2016, compared to $1,071 in 2015.

For the year, lower cost of sales per ounce of gold sold, co-product cash costs and co-product AISC per ounce of gold produced were mainly due to the impact of a weakening of the Brazilian Real.  Increased production was attributable to higher tonnage of ore mined with a consistent feed grade.

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CONSTRUCTION AND DEVELOPMENT

Cerro Moro, Argentina

Cerro Moro is a high-grade gold and silver deposit currently in construction and development with first production expected in early 2018, subsequent to a formal decision to proceed in late 2015.

The Cerro Moro ore body contains a number of high-grade epithermal gold and silver deposits, some of which will be mined via open-pit and some via underground mining.  The feasibility study is based on an initial 6.5-year mine life at a throughput of 1,000 tonnes per day.  The concentrator will consist of a standard crushing, grinding and flotation circuit with a counter current decantation ("CCD") and a Merrill Crowe circuit included.

The 2016 work program included the ramp-up of site construction activities; the continuation of detailed engineering; and the advancement of underground mining in order to gain a better understanding of in-situ mining conditions.  The expenditure for 2016 was approximately $55 million with the balance of approximately $235 million planned to be spent in 2017 and 2018.  The bulk of this remaining expenditure is to be spent in 2017, supporting the previously reported execution schedule and budget.  In addition to the above, a substantial infill drilling program was run in 2016 to confirm previously determined indicated mineral resources with tighter spaced drilling.  The infill program was successful in confirming those mineral resources and has the impact of de-risking the project and the startup risk of the mine.  The Company believes that the project offers significant opportunities for the conversion of mineral resources into mineral reserves and for further discoveries on the property, which will serve to materially improve the returns from this high-grade project.

During the fourth quarter of 2016, the Company continued to show good progress on the development objectives referred to above.  The project completed the planned underground mine development of 617 metres for 2016.  Ramp-up of site construction continued ahead of schedule with bulk earthworks being completed and the concrete work was advanced to over 40% complete.  Consistent with the baseline plan, detailed engineering progress advanced slightly beyond the target of 85% completion by the end of the year.  This advanced level of engineering design completion prior to the start of large scale construction activities in early 2017 serves to de-risk the project schedule and increase the confidence in the total project cost.  Contracts for structural steel erection, mechanical erection, and tailings dam construction have been awarded which will allow mobilization to take place in the first quarter of 2017 as planned.  Procurement progress is also tracking according to plan with a total of $145 million of the $314 million initial capital committed to date, representing 46% of the total anticipated spend all within the expected budget. The Cerro Moro management and operations team will be recruited and trained during the course of 2017.  Mechanical completion of the process plant and mine infrastructure is scheduled for the fourth quarter of 2017 in preparation for the start of commissioning in early 2018.

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The updated mine plan shows partial production in 2018 of gold and silver at feed grades of 11 g/t, and 650 g/t respectively, and reflects the impact of the 3-month ramp-up during Q2 2018.  The 2019 gold production is estimated to be approximately 130,000 ounces at an average feed grade of 11 g/t, and the silver production to be approximately 9,900,000 ounces at an average feed grade of 920 g/t.  The average AISC for the period from 2018 to 2019 is expected to be below $600 per ounce of gold produced and below $9.00 per ounce of silver produced, with co-product cash costs for the same period expected to be below $500 per ounce of gold produced and below $7.50 per ounce of silver produced.  Bringing forward metal production into the two first years of operation has resulted in a marginal drop-off in average metal production over the remaining mine life which is anticipated to be recovered through further optimization initiatives and a targeted expansion of the mineral reserves from an increased exploration drilling campaign.

During the last quarter of 2016, an opportunity was identified to better exploit the very high silver grades at the project (average LOM silver grade of approximately 540g/t).  This was achieved through the relaxation of the maximum silver feed grade to the processing plant following a minor change in operating practices and without incurring additional capital.

The 2017 work plan includes an increase in the rate of underground mining relative to 2016 such that during the last quarter of the year ore will be mined to feed the stockpile ahead of the plant start-up in the first quarter of 2018.  In support of the increased rate of mining and in preparation of full start-up, the Cerro Moro management and operations team will be recruited and trained during the course of the year.  Mechanical completion of the process plant and mine infrastructure is scheduled for the fourth quarter of 2017 in preparation for the start of commissioning in early 2018.

EXPLORATION

Canadian Malartic, Canada

In addition to the commentary provided in the Company's fourth quarter and full year Management Discussion and Analysis, Yamana is providing further details relating to drill results from the Odyssey property at Canadian Malartic.  The Odyssey property lies on the east side of the Canadian Malartic property, approximately 1.5 kilometres east of the current limit of the Canadian Malartic open pit.

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During 2016, a total of 155 holes (119,396 metres) were completed at the Odyssey property.  The 2016 results have been incorporated with previous work to estimate an initial Mineral Resource for the Odyssey property (inclusive of the North and South zones).  Inferred Mineral Resources (on a 100% basis) are estimated at 1.43 million ounces (20.7 million tonnes grading 2.15 g/t gold).  Further details on Mineral Resources at the Odyssey property are presented in the Mineral Reserve and Mineral Resource section of this news release.
Recent drilling on the internal zones returned several significant intersections including: 3.10 g/t gold over 91.5 metres in hole ODY11-5055, 4.24 g/t gold over 12.5 metres in hole ODY16-5099 and 3.23 g/t gold over 10.5 metres in hole ODY16-5105.  Selected recent drill results and the collar coordinates are set out in the table below.  All intercepts reported for the Odyssey property show capped grades over core lengths.  In the first half of 2017, drilling activities at the Odyssey property will focus on further defining these internal zones and expanding the mineral resources in Odyssey North and South.

Recent exploration drill results from the Internal Lode at Odyssey.
Drill hole	Location	From (m)	To (m)	Depth of midpoint below surface (m)	Core length (m)**	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)*
ODY11-2404B	Internal Lode	930.0	937.3	831	7.3	23.59	7.04
ODY14-2492	Internal Lode	827.6	929.5	734	101.9	3.78	3.47
including		850.3	863.2		12.9	12.53	10.06
ODY16-5033	Internal Lode	1,038.5	1,052.0	903	13.5	2.24	2.24
ODY16-5055	Internal Lode	1,035.5	1,127.0	917	91.5	4.03	3.10
including		1,063.7	1,078.0		14.3	14.90	9.36
ODY16-5064	Internal Lode	978.5	1,019.5	814	41.0	1.89	1.89
and	Internal Lode	1,107.1	1,120.2	586	13.1	5.00	5.00
ODY16-5075	Internal Lode	1,074.5	1,102.5	904	28.0	1.92	1.92
including		1,080.5	1,085.0		4.5	6.11	6.11
ODY16-5078	ND	1,000.0	1,027.5	866	27.5	1.97	1.97

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Drill hole	Location	From (m)	To (m)	Depth of midpoint below surface (m)	Core length (m)**	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)*
ODY16-5087	ND	759.0	767.2	697	8.2	3.17	3.17
and	Internal Lode	940.5	948.0	552	7.5	2.84	2.84
and	Internal Lode	971.5	985.5	582	14.0	2.33	2.33
and	Internal Lode	1,011.0	1,049.0	628	38.0	1.59	1.59
including		1,029.6	1,034.0		4.4	6.92	6.92
ODY16-5087A	Internal Lode	952.0	962.5	867	10.5	2.26	2.26
and	Internal Lode	1,038.5	1,046.0	634	7.5	1.81	1.81
ODY16-5099	Internal Lode	723.5	731.5	682	8.0	7.24	5.99
including		727.7	731.5		3.8	13.11	10.48
and	Internal Lode	780.5	793.0	431	12.5	4.24	4.24
ODY16-5105	Internal Lode	647.0	653.5	562	6.5	11.23	8.63
and	Internal Lode	895.0	930.5	469	35.5	2.76	2.00
and	Internal Lode	1,107.5	1,118.0	630	10.5	3.23	3.23
* Holes at the Odyssey prospect use a capping factor of 20 g/t gold.
** True thickness not determined; these values are core length.

IMPAIRMENT AND IMPAIRMENT REVERSALS
During the year ended December 31, 2016, the Company and Brio Gold Inc. ("Brio Gold") recorded non-cash impairment charges totalling $379.9 million on an after-tax basis.

During the fourth quarter, the Company and Brio Gold performed their annual assessment of indication of impairment, compiling details from external and internal sources of information and noted that with the exception of El Peñón and certain Brio Gold operations, there were no indicators of impairment or impairment reversal noted as of December 31, 2016.

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For El Peñón, the Company determined a sustainable, longer term optimal production level for the mine that takes into account mineral reserves, conversion of mineral resources, recent production and capital expenditure levels, as well as the more recent narrow vein discoveries.  The exploration results over the year resulted in the Company reassessing its interpretation of geological potential.  The outcome of the evaluation envisages a mine with a production expectation for 2017 of 140,000 ounces of gold and 4,150,000 ounces of silver, which is expected to remain consistent through the guidance period.  This mine plan would support and optimize the level of exploration drilling, mine development, capital expenditure and cash flow generation of the site, while providing a sustainable platform for potential future increases of production and extension of the mine life.  In particular, the optimizations being carried out focus on the delineation drilling of narrow vein discoveries and the implementation of changes and improvements to the narrow vein mining techniques, and aim to enhance the overall margin generation of these veins.  The reduced annual production compared with the historical running rate of the mine, and a modification in the interpretation of the geological potential from exploration, both reduced the overall contained modeled metal, and extended the timeline required to recover it, all of which impacted the recoverable value of the cash generating unit and resulted in an impairment of $600.4 million ($381.6 million after-tax).

Brio Gold determined that based on some modifications to the mining plans of certain operations, a modest net impairment of $14.7 million (recovery of $1.7 million after-tax) was taken in 2016.  In arriving at carrying values for Brio Gold's mines a higher discount rate was used than is used for Yamana's mines to take into consideration Brio Gold's higher weighted average cost of capital as a smaller standalone company.

For additional discussion, including the assumptions used in the determination of the impairment charges, please refer to Note 11: Impairments to the Consolidated Annual Financial Statements for the year ended December 31, 2016.
MINERAL RESERVES AND MINERAL RESOURCES

Mineral reserves and mineral resources are determined in accordance with National Instrument 43-101, issued by the Canadian Securities Administrators.  This National Instrument lays out the standards of disclosure for mineral projects including rules relating to the determination of mineral reserves and mineral resources.  This includes a requirement that a "qualified person" (as defined under the NI 43-101) supervises the preparation of the mineral reserves and mineral resources reports. The Company's mineral reserve and mineral resource reports are reviewed by William Wulftange, Senior Vice President Exploration, who is a qualified person.

Total proven and probable mineral reserves as at December 31, 2016 were 14.3 million ounces of gold, excluding the Brio Gold mineral reserves attributable to Yamana equity holders, compared to 14.8 million ounces of gold in 2015.  In 2016, a total of 1.3 million contained ounces of gold was extracted through production (representing a post recovery production of 1.0 million ounces of gold, excluding Brio Gold).  Proven and probable mineral reserves decreased marginally by 3.8%, representing the depletion in excess of mineral reserves additions during the year notably at Upper Beaver.  Silver mineral reserves were 80.7 million ounces, representing a 14.5% decrease from the 2015 level predominantly driven by silver production in the year and more stringent operational and economic parameters for the determination of the ability to mine the mineral reserves resulting from the revised mine plan that addresses the narrow vein configuration of the mine.  Copper mineral reserves were 3.27 billion pounds, a result of mine depletion, offset by a reclassification from mineral resources.

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Total measured and indicated mineral resources as at December 31, 2016 were 19.5 million ounces of gold. The decrease in measured and indicated mineral resources was mainly due to the decrease at Gualcamayo as a result of the exclusion of selective mining units due to the more restrictive cutoff parameters being used in establishing measured and indicated mineral resource estimates.  Total measured and indicated mineral resources for silver were 54.6 million ounces with a decrease at El Peñón due to the result of the depletion of the model using the excavation models for 2016.  Total measured and indicated mineral resources for copper were 666 million pounds, relatively unchanged from 2015.  Total inferred mineral resources as at December 31, 2016 were 12.8 million ounces of gold, 75.7 million ounces of silver and 533 million pounds of copper.  An increase in mineral resources for gold reflected the addition of the maiden inferred mineral resource at Odyssey of Canadian Malartic and increase at the Anoki-McBean property, Cerro Condor, Potenciales and Las Vacas at Gualcamayo and Sucupira.

Complete information relating to mineral reserves and mineral resources indicating a complete listing of metal-price assumptions, tonnage, grade and recoveries is contained in a complete mineral resource and mineral reserve table at the end of this press release.

A summary of mineral reserves and mineral resources on a mine by mine basis follows below.

Canadian Malartic, Canada (50%)

At Canadian Malartic, Yamana's 50% share of mineral reserves were 3.5 million ounces of gold contained in 102 million tonnes of ore at 1.08 g/t.  Measured and indicated mineral resources were 644,000 ounces of gold contained in 13 million tonnes of ore at 1.53 g/t of gold.  Inferred mineral resources of 929,000 ounces of gold, including Odyssey, contained in 15 million tonnes of ore at 1.93 g/t gold.

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The Odyssey exploration program was successful and its mineral deposit now has an inferred mineral resource classification of 714,000 ounces contained in 10 million tonnes of ore at 2.15 g/t gold, calculated at a cut-off grade of 1.0 g/t of gold.  These calculations are based on the Odyssey deposit potential for a bulk tonnage underground mining operation.

The decrease in mineral reserves, compared to prior year, was principally due to mining extraction and production in 2016 which totalled 292,514 ounces of gold which represented record production partly offset by estimates established on the new economic parameters.

The 2016 exploration program focused on underground and surface exploration at Pandora for Lapa style mineral bodies, and upgrading the known Odyssey mineral deposit at the Canadian Malartic mine to inferred mineral resources.

Drilling during the fourth quarter continued to focus on mineral resource upgrade of the Odyssey North and South mineral bodies and added a program to specifically test the proposed north to south trending higher grade cross structures.  Assay results from the North and South deposits are in line with expectations and multiple intercepts returned from the internal cross cutting structural zones present a more complex geologic picture than envisioned and will require further interpretation and drilling to best understand the continuity.

El Peñón, Chile

Gold mineral reserves were approximately 1.1 million ounces and silver mineral reserves were approximately 36.1 million ounces, contained in 6.5 million tonnes of ore at 5.02 g/t of gold and 172.4 g/t of silver.  Gold and silver mineral reserves decreased as the result of depletion of the mine for the year (resulting from post-recovery production of 220,209 ounces of gold and approximately 6.0 million ounces of silver) and above plan internal waste encountered during the year in ultra-narrow veins and secondary vein zones, particularly in the third and fourth quarters.  The decrease is also attributable to a more stringent criteria for incremental ore and mineral reserves category definition in light of the revised mine plan that addresses the current configuration of the vein zones and improve the reliability of the mineral reserves.

Measured and indicated mineral resources were 628,000 ounces of gold and 21.5 million  ounces of silver contained in 3.2 million tonnes of ore at 6.1 g/t of gold and 208.7 g/t of silver.  Lower gold and silver measured and indicated remaining mineral resources were the result of the depletion of the model using the excavation models for 2016.  Inferred mineral resources of 1.4 million ounces of gold and 54.0 million ounces of silver contained in 6.4 million tonnes of ore at 6.90 g/t gold and 263.7 g/t silver.

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The initial 2016 exploration program's main goal was to find another principle structure similar to Quebrada Orito, Quebrada Colorada or Bonanza.  The primary targets in the northern and southern blocks of the property returned mixed results, with several narrow yet high-grade intercepts indicating the continuation of the mineral system at both extents of the property.  One area of promising success was the identification of existing high-grade moderate-width intercepts beneath the Quebrada Colorada and Providencia structures that are open to depth and along strike.  Also during 2016, the exploration and infill programs have tested north-south and north-west trending structures that are parallel to the main structural trends.  In many cases, narrow yet high-grade gold and silver intercepts were located, but given the current mining extraction protocols, excessive excavation would over dilute the high-grade zones rendering them sub-economic.  The Company has successfully developed narrow-vein mining techniques during the third and fourth quarters that will allow for economic extraction of many of the narrower yet high-grade intervals being generated through careful and well planned exploration of the core mine vein systems.  The district exploration program conducted field examinations of district and regional targets during the fourth quarter to develop and prioritize the best targets to develop and drill test during 2017.

Chapada, Brazil

Gold mineral reserves were approximately 4.1 million ounces contained in 618 million tonnes at 0.21 g/t of gold, representing a small decline over the prior year as the result of mine depletion offset by new mineral reserves.  Gold measured and indicated mineral resources were 1.9 million ounces contained in 215 million tonnes of ore at 0.27 g/t, lower by 7% from the prior year.  Gold inferred mineral resources were 0.9 million ounces contained in 99 million tonnes of ore at 0.27 g/t of gold.  Mineral reserves and mineral resources for gold remained relatively constant over the prior year, impacted predominantly by depletion.

Copper mineral reserves were approximately 3.25 billion pounds contained in 559 million tonnes of ore at 0.26% of copper.  Copper measured and indicated mineral resources were 660 million million pounds contained in 125 million tonnes of ore at 0.24% of copper.  Copper inferred mineral resources increased by 40% to 514 million million pounds, contained in 71 million tonnes of ore at 0.33% of copper.  Higher mineral reserves compared to 2015 was the result of reclassification from mineral resources, which more than offset the current year depletion.  Mineral reserves and mineral resources for copper remained relatively constant over the prior year, impacted predominantly by depletion.

The near mine program was focused and successful on defining and expanding the Sucupira mineral resource immediately adjacent to the main Chapada pit, testing and developing an IP anomaly immediately beneath the pit and testing for extensions of the oxide mineral envelopes at Suruca and Hidrothermalito.  The core mine exploration program has identified a continuous, low to moderate grade copper and gold unclassified mineral body above and immediately north of the Sucupira mineral body that is under review by mine geologists and engineers for further work.  The core mine infill program is concentrating on providing increased grade definition of the ore zones.  Results are encouraging from all programs.  The District exploration program at Chapada is targeting the discovery of new deposits within the extensive concession holdings surrounding the Chapada deposit and exploring holdings distal to the Chapada Mine which present similar geologic, geochemical and geophysical characteristics within the Mara Rosa Greenstone Belt.  Drilling during the second half of 2016 identified a second east to west trending disseminated copper and gold deposit with grades and alteration similar to those found within the Chapada main pit.  Results to date are impressive and indicate that further drilling is required to define the extent of mineralization.

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Gualcamayo, Argentina

Gold mineral reserves were 754,000 ounces contained in 18 million tonnes of ore at 1.29 g/t of gold.  Gold measured and indicated mineral resources were 2.8 million ounces contained in 47 million tonnes of ore at 1.88 g/t of gold.  Inferred mineral resources of 1.7 million ounces of gold contained in 26 million tonnes of ore at 1.97 g/t gold.

Decrease in the proven and probable mineral reserve categories was mainly due to depletion, a marginal reclassification of mineral reserves to mineral resources and more stringent parameters.  Lower measured and indicated mineral resources was the result of the more restrictive cutoff parameters being used in establishing measured and indicated mineral resource estimates.  The increase in inferred mineral resources results from the successful exploration at Cerro Condor, Potenciales and Las Vacas.

Exploration drilling that commenced in late 2015 to discover and develop new oxide ounces amenable to current heap leach processing technology continued into early 2016.  The program focused on near-mine targets and included the collection of 10-metre channel samples for geochemical analysis.  Very positive results were returned from two areas immediately adjacent to the current open pit.  Results for Cerro Condor, Potenciales and Las Vacas near surface continue to support resource growth of these near mine target areas.  A 2.7-kilometre access road from Las Vacas to the near mine Quebrada de Rodado area was completed and sampled during the quarter, exposing new geologic and geochemical targets to be drill tested in early 2017. The district mapping and sampling program collected 2,699 samples during 2016.  These results will be compiled along with geophysical and remote sensing data to identify and rank targets for additional ground work and eventual drill programs in 2017 and 2018.  An updated mineral resource and mineral reserve calculation from the new discoveries will be completed in the first quarter of 2017.

Jacobina, Brazil

Gold mineral reserves were approximately 1.9 million ounces contained in 20.6 million tonnes of ore at a grade of 2.85 g/t of gold.  Gold measured and indicated mineral resources were 2.6 million ounces contained in 33.5 million tonnes of ore at a grade of 2.45 g/t of gold.  Inferred mineral resources were 1.5 million ounces contained in 15.4 million tonnes of ore at an average grade of 3.14 g/t of gold.  Mineral reserves and mineral resources remained relatively unchanged for the year  with the decrease in mineral reserves resulting from depletion of the mine being offset by an increase in measured and indicated mineral resources

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The exploration program tested targets at Morro do Vento during the fourth quarter extending local mineral envelopes whilst limiting others.  Drill testing of the Canavieiras Sul deposit in the second half of the year has shown promise for adding new ounces nearer to the surface in the upper portions of the deposit during 2017 which could provide short and medium term growth opportunities.  Surface chip sampling of the Upper Conglomerate exposures has shown that mineralization extends to the surface and new exploration targets for drilling exist beneath these anomalies providing medium and long term growth opportunities.  The goals of ore delineation for mining purposes are being accomplished, with current developed mineral reserves approximating 6 months of production.  The goal is to ultimately reach greater than 12 months of developed mineral reserves ahead of production.  Exploration will now add mineral resource growth to the list of goals, and will be testing and expanding the margins of known deposits, and developing new targets for long term sustainability and growth.

Minera Florida, Chile

Gold mineral reserves were approximately 468,000 thousand ounces and silver mineral reserves were approximately 3.5 million ounces, contained in 5.3 million tonnes of ore at 2.77 g/t of gold and 20.5 g/t of silver, after production of 104,312 ounces of gold and 429,048 ounces of silver.  Gold and silver mineral reserves decreased as the result of depletion of the mine for the year.

Gold and silver mineral resources in the measured and indicated categories increased slightly to 909,000 thousand ounces gold and 5.5 million ounces silver contained in 5.3 million tonnes of ore at 5.32 g/t gold and 32.3 g/t silver.  Inferred mineral resources of 1,012,000 ounces gold and 5.7 million ounces silver contained in 5.9 million tonnes of ore at 5.50 g/t gold and 29.7 g/t silver.

At Minera Florida, exploration activities in 2016 changed from a focus of infill and reserve replacement in 2015 to a focus of mineral resource discovery and growth.  During 2016, the Company completed 28,362 metres distributed in 104 holes.  Results are in-line with expectation, encountering reserve grade intercepts over potentially mineable widths adjacent to the developed ore bodies.  The Company has demonstrated that fault offset targets of important ore bodies found within the core mine complex are present east of the Maqui Fault, and that new extensions within the core mine complex will continue to provide growth of mineral resources and mineral reserves.

The Company has completed the consolidation of the Minera Florida mine concessions surrounding the core mine area, including Mila, Volga, Irina and other concessions that total more than 3,100 hectares.  The consolidation of land gives the Company control of the majority of the Florida mineral district and provides access to previously unexplored ground immediately south and southeast of the productive mine area where geologists worked during the quarter to map, sample and identify targets for drill testing.  One target developed near the core mine deposits as part of the district exploration program was drill tested mid quarter and returned very encouraging results.  The second hole in the Las Pataguas target returned 16 metres of 7.77 g/t Au including 6.6 metres of 13.4 g/t.  Follow-up drill testing is on-going and expected to confirm and extend this new target.  Geologists are continuing to map, sample and identify further targets for drill testing in 2017.

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Cerro Moro, Argentina

At Cerro Moro, gold and silver mineral reserves were unchanged at 715,000 ounces gold and 40.7 million ounces of silver, contained in 2 million tonnes of ore at a grade of 11.38 g/t gold and 648.3 g/t silver.  Gold and silver mineral resources in the measured and indicated categories were unchanged at 238,000 ounces gold and 20.3 million ounces silver contained in 3.3 million tonnes of ore at 2.23 g/t gold and 190.3 g/t silver.  Inferred mineral resources of 279,000 ounces of gold and 14.4 million ounces of silver contained in 4.4 million tonnes of ore at 1.96 g/t gold and 101.3 g/t silver in the periphery of the main deposits, unchanged from 2015.

A substantial infill drilling program was run in 2016 to confirm previously determined indicated mineral resources with tighter spaced drilling.  Currently, the infill program results are being modeled and early reviews suggest the exercise was successful in confirming those mineral resources and has the impact of de-risking the project and the startup risk of the mine.  Engineering studies are continuing, and the mineral resource model zones are being updated to new drilling and some new geological interpretation.  The fourth quarter program focused on infill drilling at Zoe and exploration drilling at the Tres Lomas target, 2 kilometres to the south of Zoe.  Quarterly and year results are positive, and are expected to add mineral resource ounces at Zoe, Escondida Far West, West and Central, and at the Gabriela deposit in the future.  The increased spend in 2017 is focused on expanding mineral resources to ensure an extension of mine life and an increase in the value of the mine.

Kirkland Lake - Upper Beaver and Anoki-McBean, Canada (50%)

In the current year, 698,000 ounces of gold of mineral resources at Upper Beaver were upgraded to mineral reserves, while the Anoki-McBean target has a newly classified inferred mineral resource of 191,000 ounces.

At Kirkland Lake, ground investigations surrounding the Upper Beaver deposit have developed numerous anomalous surface exposures of magnetite-quartz vein material similar to those that host mineralization at Upper Beaver.  Work during the fourth quarter included collection of induced polarization, walking magnetics, VLF-EM survey data to the southeast of the Upper Beaver deposit and elsewhere on the Kirkland Lake property, gathering of hydrologic data to support the Pre-feasibility study of Upper Beaver and a review of the Anoki McBean deposit remaining resources.

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The Anoki McBean property forms part of the Kirkland Lake Project and is located in the south central region of the Gauthier Township in northeastern Ontario.  Micon International Limited was retained to provide an updated mineral resource estimate and technical report for the property.  The study includes the addition of 39 infill holes and a complete re-interpretation of geology, structure and mineralization to supersede the last mineral resource estimate completed in January 2010.  The dominant geologic feature on the property is the Larder-Cadillac Break ("LCB"), which occurs as a 30 to100-metre wide package of highly sheared and deformed rocks.  The McBean deposit is totally contained within the LCB deformation corridor of sheared Lower Tisdale assemblage.  The gold mineralization and accompanying alteration associated with the Anoki and McBean deposits are structurally controlled and related to the LCB deformation zone.  The combined Anoki-McBean mineral resource is already developed by ramp, several shafts, underground levels and an open pit.  Both deposits remain open at depth (down-plunge) and along strike.

The 2017 budget proposal includes funding to drill test these and other targets on the greater Kirkland Lake property.  The updated Amalgamated Kirkland geologic and mineral models have identified opportunities for growth both along strike and down dip of the currently identified mineral bodies.

FOURTH QUARTER AND FULL YEAR 2016 CONFERENCE CALL INFORMATION

The Company will host a conference call and webcast on February 17, 2017 at 9:00 a.m. ET.

Fourth Quarter and Full Year 2016 Conference Call Information:

Toll Free (North America):         1-866-223-7781
Toronto Local and International:      416-340-2218
Webcast:                  www.yamana.com

Conference Call REPLAY:

Toll Free (North America):         1-800-408-3053
Toronto Local and International:         905-694-9451
Passcode:                   1147900

The conference call replay will be available from 12:00 p.m. ET on February 17, 2017 until 11:59 p.m. ET on March 3, 2017.

For further information on the conference call or webcast, please contact the Investor Relations Department at investor@yamana.com or visit www.yamana.com.

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About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions throughout the Americas including Canada, Brazil, Chile and Argentina.  Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and, at times, by targeting other gold consolidation opportunities with a primary focus in the Americas.

Qualified Persons

Other than as set forth herein, William Wulftange, P.Geo., Senior Vice President, Exploration for Yamana Gold Inc. has reviewed and confirmed the scientific and technical information contained within this press release and serves as the Qualified Person as defined in National Instrument 43-101.

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Mineral Reserves (Proven and Probable)
The following table sets forth the Mineral Reserve estimates for the Company's mineral projects as at December 31, 2016.

	Proven Mineral Reserves			Probable Mineral Reserves			Total Proven & Probable
Gold
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000's)	(g/t)	oz. (000's)	(000's)	(g/t)	oz. (000's)	(000's)	(g/t)	oz. (000's)
Alumbrera (12.5%)	5,000	0.39	63	525	0.36	6	5,525	0.39	69
Canadian Malartic (50%)	25,560	0.95	785	76,274	1.13	2,764	101,834	1.08	3,548
Cerro Moro	-	-	-	1,954	11.38	715	1,954	11.38	715
Chapada	300,273	0.19	1,809	318,064	0.22	2,273	618,336	0.21	4,081
El Peñón	484	6.82	106	6,032	4.88	946	6,516	5.02	1,053
Gualcamayo	10,123	1.22	398	8,093	1.37	355	18,216	1.29	754
Jacobina	2,335	2.04	154	18,256	2.95	1,731	20,592	2.85	1,885
Jeronimo (57%)	6,350	3.91	798	2,331	3.79	284	8,681	3.88	1,082
Minera Florida Ore	845	3.66	99	2,936	3.44	324	3,781	3.49	424
Minera Florida Tailings	1,474	0.94	44	-	-	-	1,474	0.94	44
Total Minera Florida	2,319	1.93	144	2,936	3.44	324	5,255	2.77	468
Upper Beaver (50%)	-	-	-	3,996	5.43	698	3,996	5.43	698
Yamana Gold Mineral Reserves	352,444	0.38	4,256	438,461	0.72	10,096	790,906	0.56	14,353
Brio Gold Mineral Reserves (84.6%)	24,603	1.65	1,304	26,643	1.20	1,024	51,246	1.41	2,327
Total Gold Mineral Reserves	377,048	0.46	5,560	465,104	0.74	11,120	842,152	0.62	16,680
Agua Rica	384,871	0.25	3,080	524,055	0.21	3,479	908,926	0.22	6,559

Silver
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000's)	(g/t)	oz. (000's)	(000's)	(g/t)	oz. (000's)	(000's)	(g/t)	oz. (000's)
Cerro Moro	-	-	-	1,954	648.3	40,723	1,954	648.2	40,723
El Peñón	484	154.2	2,400	6,032	173.8	33,709	6,516	172.4	36,109
Minera Florida Ore	845	23.4	636	2,936	23.1	2,178	3,781	23.1	2,813
Minera Florida Tailings	1,474	13.6	645	-	-	-	1,474	13.6	645
Total Minera Florida	2,319	17.2	1,281	2,936	23.1	2,178	5,255	20.5	3,458
Total Silver Mineral Reserves	2,803	40.8	3,681	10,922	218.2	76,609	13,725	182.0	80,290
Agua Rica	384,871	3.7	46,176	524,055	3.3	56,070	908,926	3.5	102,246

Copper
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)
Alumbrera (12.5%)	5,000	0.24	26	525	0.17	2	5,525	0.23	28
Chapada	300,273	0.26	1,745	259,194	0.26	1,503	559,466	0.26	3,248
Upper Beaver (50%)	-	-	-	3,996	0.25	22	3,996	0.25	22
Total Copper Mineral Reserves	305,273	0.26	1,771	263,715	0.26	1,527	568,987	0.26	3,298
Agua Rica	384,871	0.56	4,779	524,055	0.43	5,011	908,926	0.49	9,790

Zinc
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)
Minera Florida	2,319	1.27	65	2,936	1.09	71	5,255	1.17	136
Total Zinc Mineral Reserves	2,319	1.27	65	2,936	1.09	71	5,255	1.17	136

Molybdenum
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)
Alumbrera (12.5%)	5,000	0.004	0.39	525	0.001	0.01	5,525	0.003	0.40
Total Moly Mineral Reserves	5,000	0.004	0.39	525	0.001	0.01	5,525	0.003	0.40
Agua Rica	384,871	0.033	279	524,055	0.030	350	908,926	0.031	629

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Mineral Resources (Measured, Indicated, and Inferred)
The following tables set forth the Mineral Resource estimates for the Company's mineral projects as at December 31, 2016.
	Measured Mineral Resources			Indicated Mineral Resources			Total Measured & Indicated
Gold
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000's)	(g/t)	oz. (000's)	(000's)	(g/t)	oz. (000's)	(000's)	(g/t)	oz. (000's)
Alumbrera (12.5%)	5,000	0.28	46	350	0.21	2	5,350	0.28	48
Amalgamated Kirkland (50%)	-	-	-	634	6.51	133	634	6.51	133
Anoki-McBean (50%)	-	-	-	934	5.33	160	934	5.33	160
Arco Sul	-	-	-	-	-	-	-	-	-
Canadian Malartic (50%)	2,001	1.34	86	11,121	1.56	559	13,122	1.53	644
Cerro Moro	-	-	-	3,321	2.23	238	3,321	2.23	238
Chapada	28,094	0.18	162	186,816	0.29	1,727	214,911	0.27	1,889
El Peñón	557	9.83	176	2,645	5.32	452	3,202	6.10	628
Gualcamayo	15,933	1.63	836	30,628	2.01	1,979	46,561	1.88	2,815
Hammond Reef (50%)	82,831	0.70	1,862	21,377	0.57	388	104,208	0.67	2,251
Jacobina	13,953	2.28	1,021	19,508	2.58	1,616	33,461	2.45	2,637
Jeronimo (57%)	772	3.77	94	385	3.69	46	1,157	3.74	139
La Pepa	15,750	0.61	308	133,682	0.57	2,452	149,432	0.57	2,760
Lavra Velha	-	-	-	-	-	-	-	-	-
Minera Florida	1,320	6.07	258	3,992	5.07	651	5,312	5.32	909
Monument Bay	-	-	-	36,581	1.52	1,787	36,581	1.52	1,787
Suyai	-	-	-	4,700	15.00	2,286	4,700	15.00	2,286
Upper Beaver (50%)	-	-	-	1,818	3.45	202	1,818	3.45	202
Yamana Gold Mineral Resources	166,211	0.91	4,849	458,492	1.00	14,678	624,704	0.97	19,526
Brio Gold Mineral Resources (84.6%)	6,644	2.32	495	18,766	1.89	1,138	25,410	2.00	1,633
Total Gold Mineral Resources	172,855	0.96	5,344	477,258	1.03	15,816	650,114	1.01	21,159
Agua Rica	27,081	0.14	120	173,917	0.14	776	200,998	0.14	896

Silver
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000's)	(g/t)	oz. (000's)	(000's)	(g/t)	oz. (000's)	(000's)	(g/t)	oz. (000's)
Cerro Moro	-	-	-	3,321	190.3	20,313	3,321	190.3	20,313
Chapada	-	-	-	82,161	1.4	3,775	82,161	1.4	3,775
El Peñón	557	246.6	4,415	2,645	200.7	17,068	3,202	208.7	21,484
Minera Florida	1,320	42.5	1,806	3,992	28.9	3,704	5,312	32.3	5,510
Suyai	-	-	-	4,700	23.0	3,523	4,700	23.0	3,523
Total Silver Mineral Resources	1,877	103.1	6,221	96,819	15.5	48,384	98,696	17.2	54,604
Agua Rica	27,081	2.4	2,042	173,917	2.9	16,158	200,998	2.8	18,200

Copper
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)
Alumbrera (12.5%)	5,000	0.28	31	350	0.23	2	5,350	0.28	33
Chapada	20,189	0.18	80	104,655	0.25	580	124,844	0.24	660
Upper Beaver (50%)	-	-	-	1,818	0.14	6	1,818	0.14	6
Total Copper Mineral Resources	25,189	0.20	111	106,823	0.25	587	132,012	0.24	698
Agua Rica	27,081	0.45	266	173,917	0.38	1,447	200,998	0.39	1,713

Zinc
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)
Minera Florida	1,320	2.31	67	3,992	1.62	143	5,312	1.79	210
Total Zinc Mineral Resources	1,320	2.31	67	3,992	1.62	143	5,312	1.79	210

Molybdenum
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)	(000's)	(%)	lbs (mm)
Alumbrera (12.5%)	4,625	0.014	1.40	350	0.013	0.10	4,975	0.014	1.50
Total Moly Mineral Resources	4,625	0.014	1.40	350	0.013	0.10	4,975	0.014	1.50
Agua Rica	27,081	0.049	29	173,917	0.037	142	200,998	0.039	172

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	Inferred Mineral Resources
Gold
	Tonnes	Grade	Contained
	(000's)	(g/t)	oz. (000's)
Alumbrera (12.5%)	500	0.27	4
Amalgamated Kirkland (50%)	1,187	5.32	203
Anoki-McBean (50%)	1,263	4.70	191
Arco Sul	5,000	4.02	646
Canadian Malartic (50%)	14,942	1.93	929
Cerro Moro	4,427	1.96	279
Chapada	98,629	0.27	870
El Peñón	6,372	6.90	1,413
Gualcamayo	26,204	1.97	1,656
Hammond Reef (50%)	251	0.72	6
Jacobina	15,350	3.14	1,549
Jeronimo (57%)	1,118	4.49	161
La Pepa	37,900	0.50	620
Lavra Velha	3,934	4.29	543
Minera Florida	5,882	5.35	1,012
Monument Bay	41,946	1.32	1,781
Suyai	900	9.90	274
Upper Beaver (50%)	4,344	5.07	708
Yamana Gold Mineral Resources	270,149	1.48	12,845
Brio Gold Mineral Resources (84.6%)	26,632	2.56	2,194
Total Gold Mineral Resources	296,781	1.58	15,039
Agua Rica	642,110	0.12	2,444

Silver
	Tonnes	Grade	Contained
	(000's)	(g/t)	oz. (000's)
Cerro Moro	4,427	101.3	14,415
Chapada	27,553	1.1	982
El Peñón	6,372	263.7	54,025
Minera Florida	5,882	30.2	5,704
Suyai	900	21.0	575
Total Silver Mineral Resources	45,134	52.2	75,701
Agua Rica	642,110	2.3	48,124

Copper
	Tonnes	Grade	Contained
	(000's)	(%)	lbs (mm)
Alumbrera (12.5%)	500	0.15	2
Chapada	71,076	0.33	514
Upper Beaver (50%)	4,344	0.20	19
Total Copper Mineral Resources	75,920	0.32	535
Agua Rica	642,110	0.34	4,853

Zinc
	Tonnes	Grade	Contained
	(000's)	(%)	lbs (mm)
Minera Florida	5,882	1.26	163
Total Zinc Mineral Resources	5,882	1.26	163

Molybdenum
	Tonnes	Grade	Contained
	(000's)	(%)	lbs (mm)
Alumbrera (12.5%)	125	0.014	0.04
Total Moly Mineral Resources	125	0.014	0.04
Agua Rica	642,110	0.034	480

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Mineral Reserve and Mineral Resource Reporting Notes

1. Metal Prices and Cut-off Grades:

Mine	Mineral Reserves	Mineral Resources

Anoki-McBean (50%)	N/A	$1,200 Au, cut-off grade at 2.5 g/t Au
Amalgamated Kirkland (50%)	N/A	$1,200 Au, cut-off grade at 2.5 g/t Au
Alumbrera Deposit (12.5%)	$1,300 Au, $3.06 Cu. Open pit cut-off at 0.22% Cueq. Metallurgical recoveries are 81.93% for Cu and 70.08% for Au.	0.22% Cueq within economic envelope
Bajo El Durazno Deposit (12.5% - Part of Alumbrera Projects)	$1,300 Au, $3.06 Cu. Open pit cut-off at 0.3 g/t Aueq. Metallurgical recoveries are 59.97% for Cu and 57.88% for Au.	0.2 g/t Aueq within economic envelope
Arco Sul	N/A	2.5 g/t Au cut-off
Canadian Malartic (50%)	$1,200 Au, cut-off grades range from 0.334 to 0.374 g/t Au. Metallurgical recoveries for Au range from 82% to 96.7% depending on zone.	$1,200 Au, cut-off grades range from 0.33 g/t Au inside pits and 1.0 g/t Au outside open pit
Cerro Moro	$950 Au and $18.00 Ag, Open pit cut-off at 3.4 g/t Aueq and Underground cut-off at 6.2 g/t Aueq. Metallurgical recoveries are 95% for Au and 93% for Ag.	1.0 g/t Aueq cut-off
Chapada
$1,150 Au, $3.00 Cu, $18.00 Ag; $5.17 NSR cut-off (Main Pit, Corpo Sul and Cava Norte).
$900 Au; 0.2 g/t Au cut-off for oxide ore and 0.3 g/t Au cut-off for sulphide ore in Suruca Gold Project.
Metallurgical recoveries for Cu are 83% and Au ranges from 52% to 85% dependent on zone.

$1,500 Au, $3.50 Cu and $5.17 NSR cut-off out of pit for Chapada Mine (Main Pit, Corpo Sul, Cava Norte and Corpo NE).                                          0.2 g/t Au cut-off for oxide and 0.3 g/t Au cut-off for sulphide in Suruca Gold Project.  0.507 g/t Aueq cut-off for Sucupira.

El Peñón	$1,150 Au, $18.00 Ag, Variable cut-off for Underground. Reserves based on economic revenue. Metallurgical recoveries for Au ranges from 82% to 97% and Ag ranges from 56% to 95% dependent on zone.	3.9 g/t Aueq cut-off
Gualcamayo	$1,200 Au, Reserves based on economic revenue with variable cut-offs. Metallurgical recoveries for Au open pit ore range from 40% to 63% and 49% to 62% for Au underground ore.	$1500 Au, Open pit resources based on $1,500 Au, 1.00 g/t Au cut-off for underground.
Hammond Reef (50%)	N/A	$1,400 Au, Open pit cut-off 0.32 g/t Au West Pit and 0.34 g/t Au East Pit
Jacobina	$950 Au; 1.45 g/t Au cut-off. Metallurgical recovery for Au is 94%.	0.5 g/t Au cut-off for underground, 1.5 g/t Au cut-off for Pindobacu
Jeronimo (57%)	$900 Au, 2.0 g/t Au cut-off. Metallurgical recovery for Au is 86%.	2.0 g/t Au cut-off
La Pepa	N/A	$780 Au, 0.30 g/t Au cut-off
Lavra Velha	N/A	$1300 Au, $3.50 Cu and 0.2g/t Au, 0.1% Cu cut-offs
Minera Florida	$1,200 Au, $19.00 Ag, $1.00 Zn. Reserves based on economic revenue with variable cut-offs. Metallurgical recoveries are 85% for Au, 65% for Ag and 70% for Zn.	2.22 g/t Aueq cut-off
Monument Bay	N/A	$1,200 Au, 0.4 and 0.7 g/t cut-off for open pit and 4.0 g/t Au cut-off for underground.

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Suyai	N/A	5.0 g/t Au cut-off
Upper Beaver (50%)	$1,200 Au, $2.75 Cu. Reserves based on NSR cut-off of C$125.00/t. Metallurgical recoveries are 95% for Au and 80% to 90% for Cu.	$1,200 Au and $2.75 Cu. Resources based on NSR cut-off of C$95.00/t. Metallurgical recoveries are 95% for Au and 90% for Cu.
Agua Rica	$1,000 Au, $2.25 lb Cu, $17.00 g/t Ag, $12.00 lb Mo. Metallurgical recoveries are 84.9% for Cu, 52.7% for Au, 67.6% for Ag, 65.9% for Zn, and 68.0% for Mo.	0.2% Cu cut-off

Brio Gold (84.6%)
C1-Santa Luz
$1,250 Au; cut-off grades for Dacite 0.49 g/t Au, for low carbonaceous 0.63 g/t Au and for high carbonaceous 0.65 g/t Au. Metallurgical recovery of 90% for dacite ore, 81% for CARL ore and 78% for CARH ore.
$1,500 Pit, 0.5 g/t Au cut-off for open pit and 1.5 g/t Au cut-off for C1 underground high grade ore
Fazenda Brasileiro	$1,200 Au; 1.22g/t Au cut-off for undergroud and 0.5 g/t Au for open pit. A mininum mining width of 3.0 meters was used for underground design. Metallurgical recovery of 87%.	$1,500 Pit 0.4 g/t Au cut-off for open pit and 1.00 Au g/t Au for underground
Riacho dos Machados (MRDM)	$1,250 Au; Cut-off grades: 0.3 g/t Au for oxide, 0.4 g/t Au for transition, and 0.4 g/t for fresh rock. Metallurgical recovery of 90%.	$1,500 Pit 0.35 g/t Au cut-off for open pit and 1.0 g/t Au underground
Pilar
$1,200 Au; 1.24 g/t Au cut-off for Pilar and 1.01 g/t Au for Maria Lázara, 0.62 g/t Au for 3 Buracos (open pit). A minimum mining width of 1.0 m for Pilar and 1.4 m for Maria Lázara. Metallurgical recovery of 95%.
2.0 g/t Au cut-off for underground and $1,500 Pit, 0.5 g/t Au for open pit
2. All Mineral Reserves and Mineral Resources have been calculated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and NI 43-101, other than the estimates for the Alumbrera mine which have been calculated in accordance with the JORC Code which is accepted under NI 43-101.

3. All Mineral Resources are reported exclusive of Mineral Reserves.

4. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

5. Mineral Reserves and Mineral Resources are reported as of December 31, 2016.
6. For the qualified persons responsible for the Mineral Reserve and Mineral Resource estimates, see the qualified persons list below.

Property	Qualified Persons for Mineral Reserves	Qualified Persons for Mineral Resources
Canadian Malartic	Donald Gervais, P. Geo., Canadian Malartic GP	Donald Gervais, P. Geo., Canadian Malartic GP
Chapada	Luiz Pignatari, EDEM Engnharia
Marcos Valencia A. P.Geo., Registered Member of Chilean Mining Commission, Corporate Manager R&R, Andes/Mexico, Yamana Gold Inc.
Felipe Machado de Araujo, Member of Chilean Mining Commission, Mineral Resources Coordinator Brazil, Yamana Gold Inc.

El Peñón	Carlos Bottinelli Otárola, P. Eng. Registered Member of Chilean Mining Commission, Development Manager, Yamana Gold Inc.	Marcos Valencia A. P.Geo., Registered Member of Chilean Mining Commission, Corporate Manager R&R, Andes/Mexico, Yamana Gold Inc.

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FOR FURTHER INFORMATION PLEASE CONTACT:
Investor Relations
416-815-0220
1-888-809-0925
Email:  investor@yamana.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS:  This news release contains or incorporates by reference "forward-looking statements" and "forward-looking information" under applicable Canadian securities legislation within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information includes, but is not limited to information with respect to continued drilling at the Odyssey deposit, the Company's strategy, plans or future financial or operating performance, the outcome of the legal matters involving the damages assessments and any related enforcement proceedings. Forward-looking statements are characterized by words such as "plan," "expect", "budget", "target", "project", "intend", "believe", "anticipate", "estimate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include the Company's expectations in connection with the production and exploration, development and expansion plans at the Company's projects discussed herein being met, the impact of proposed optimizations at the Company's projects, the impact of the proposed new mining law in Brazil, the new Chilean tax reform package, and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian real, the Chilean peso, and the Argentine peso versus the United States dollar), the impact of inflation, possible variations in ore grade or recovery rates, changes in the Company's hedging program, changes in accounting policies, changes in Mineral Resources and Mineral Reserves, risks related to asset disposition, risks related to metal purchase agreements, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting timelines, government regulation and the risk of government expropriation or nationalization of mining operations, risks related to relying on local advisors and consultants in foreign jurisdictions, environmental risks, unanticipated reclamation expenses, risks relating to joint venture operations, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending and outstanding litigation and labour disputes, risks related to enforcing legal rights in foreign jurisdictions, as well as those risk factors discussed or referred to herein and in the Company's Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company's Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management's estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company's expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company's plans and objectives and may not be appropriate for other purposes.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED MINERAL RESOURCES

This news release uses the terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" are defined in and required to be disclosed by National Instrument 43-101.  However, these terms are not defined terms under Industry Guide 7 and are not permitted to be used in reports and registration statements of United States companies filed with the Commission.  Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into Mineral Reserves.  "Inferred Mineral Resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an Inferred Mineral Resource exists or is economically or legally mineable.  Disclosure of "contained ounces" in a Mineral Resource is permitted disclosure under Canadian regulations.  In contrast, the Commission only permits U.S. companies to report mineralization that does not constitute "Mineral Reserves" by Commission standards as in place tonnage and grade without reference to unit measures.  Accordingly, information contained in this news release may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the Commission thereunder.

NON-GAAP FINANCIAL MEASURES AND ADDITIONAL LINE ITEMS AND SUBTOTALS IN FINANCIAL STATEMENTS

The Company has included certain non-GAAP financial measures to supplement its Consolidated Annual Financial Statements, which are presented in accordance with IFRS, including the following:

•	co-product cash costs per ounce of gold produced;
•	co-product cash costs per ounce of silver produced;
•	co-product cash costs per pound of copper produced;
•	all-in sustaining co-product costs per ounce of gold produced;
•	all-in sustaining co-product costs per ounce of silver produced;
•	all-in sustaining co-product costs per pound of copper produced;
•	adjusted earnings or loss;
•	adjusted earnings or loss per share;
•	adjusted operating cash flows;

Page | 43

•	net debt;
•	net free cash flow;
•	average realized price per ounce of gold sold;
•	average realized price per ounce of silver sold; and
•	average realized price per pound of copper sold.

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company.  Non-GAAP financial measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies.  The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.  Management's determination of the components of non-GAAP and additional measures are evaluated on a periodic basis influenced by new items and transactions, a review of investor uses and new regulations as applicable.  Any changes in to the measures are dully noted and retrospectively applied as applicable.

CASH COSTS AND ALL-IN SUSTAINING COSTS

The Company discloses "cash costs" because it understands that certain investors use this information to determine the Company's ability to generate earnings and cash flows for use in investing and other activities.  The Company believes that conventional measures of performance prepared in accordance with IFRS do not fully illustrate the ability of its operating mines to generate cash flows.  The measures, as determined under IFRS, are not necessarily indicative of operating profit or cash flows from operating activities.  Cash costs figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers.  The Gold Institute ceased operations in 2002, but the standard remains the generally accepted standard of reporting cash costs of production in North America. Adoption of the standard is voluntary and the cost measures presented herein may not be comparable to other similarly titled measures of other companies.

The measure of cash costs, along with revenue from sales, is considered to be a key indicator of a company's ability to generate operating earnings and cash flows from its mining operations.  This data is furnished to provide additional information and is a non-GAAP financial measure.  The terms co-product cash costs per ounce of gold or silver produced, co-product cash costs per pound of copper produced, co-product AISC per ounce of gold or silver produced and co-product AISC per pound of copper produced do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies.  Non-GAAP financial measures should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS and is not necessarily indicative of operating costs, operating profit or cash flows presented under IFRS.

Co-product Cash Costs

Cash costs include mine site operating costs such as mining, processing, administration, production taxes and royalties which are not based on sales or taxable income calculations, but are exclusive of amortization, reclamation, capital, development and exploration costs.  The Company believes that such measure provides useful information about the Company's underlying cash costs of operations.  Cash costs are computed on a co-product basis.

Beginning January 1, 2015, the Company realigned key performance indicators ("KPIs") to support its objective of financial and operating predictability, as such, it no longer discloses a combined precious metal production unit in gold equivalent ounce.  Silver production is no longer treated as a gold equivalent.  The Company reports production and cost information for gold, silver and copper separately.

With this realignment, the KPIs are as follows:
•	Cash costs of gold and silver on a co-product basis - shown on a per ounce basis.
▪
Costs directly attributed to gold and silver will be allocated to each metal. Costs not directly attributed to each metal will be allocated based on the relative value of revenues which will be determined annually.

▪	The Attributable Cost for each metal will then be divided by the production of each metal in calculating cash costs per ounce on a co-product basis for the period.
•	Cash costs of copper on a co-product basis - shown on a per pound basis.
▪	Costs attributable to copper production are divided by commercial copper pounds produced.

Cash costs per ounce of gold and silver ounce, and per pound of copper are calculated on a weighted average basis.

Co-product All-in Sustaining Costs

All-in sustaining costs per ounce of gold and silver produced seeks to represent total sustaining expenditures of producing gold and silver ounces from current operations, based on co-product costs, including cost components of mine sustaining capital expenditures, corporate general and administrative expense excluding stock-based compensation, and exploration and evaluation expense.  All-in sustaining costs do not include capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments, financing costs and dividend payments.  Consequently, this measure is not representative of all of the Company's cash expenditures.  In addition, the calculation of all-in sustaining costs does not include depletion, depreciation and amortization expense as it does not reflect the impact of expenditures incurred in prior periods.

All-in sustaining co-product costs reflect allocations of the aforementioned cost components on the basis that is consistent with the nature of each of the cost component to the gold, silver or copper production activities.

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Co-product cash costs per ounce of gold and silver produced, and co-product all-in sustaining costs per ounce of gold and silver produced are from continuing operations and, as applicable, exclude Mercedes and Ernesto/Pau-a-Pique, a discontinued operation.

Beginning January 1, 2016, the Company revised its definition of cash costs to include, in addition to mine site direct costs, all previously un-allocated general and administrative expenses related to the mine site.  Additionally, the Company has excluded the impact from Alumbrera, the results of which are now considered negligible for performance measurement purposes.  Comparative balances have been restated accordingly to conform to the change in presentation adopted in the current period.

Total cost of sales agrees to the consolidated annual statement of operations that reflects continuing operations excluding Mercedes, which is classified as discontinued operations.  All production costs are classified in inventory together with treatment and refining charges, commercial costs, overseas freight and other selling costs.  The amount of inventories recognized as cost of sales for the reporting period corresponds to the units of products sold during that period.

Reconciliations of total cost of sales of gold, silver and copper sold to co-product cash costs and co-product all-in sustaining costs of gold, silver and copper produced, as well as their respective per ounce/pound sold and per ounce/pound produced, are provided in Section 14: of the MD&A for the three months and  twelve months ended December 31, 2016 and comparable periods of 2015 which has been filed on SEDAR.

ADJUSTED EARNINGS OR LOSS AND ADJUSTED EARNINGS OR LOSS PER SHARE

The Company uses the financial measures "Adjusted Earnings or Loss" and "Adjusted Earnings or Loss per share" to supplement information in its Consolidated Annual Financial Statements.  The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company's performance. The presentation of adjusted measures are not meant to be a substitute for Net Earnings or Loss or Net Earnings or Loss per share presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures.  Adjusted Earnings or Loss and Adjusted Earnings or Loss per share are calculated as net earnings excluding non-recurring items, items not related to or having a disproportionate effect on results for a particular periods and/or not directly related to the core mining business such as (a) share-based payments and other compensation, (b) unrealized foreign exchange (gains) losses related to revaluation of deferred income tax asset and liability on non-monetary items, (c) unrealized foreign exchange (gains) losses related to other items, (d) unrealized (gains) losses on derivatives, (e) impairment losses and reversals on mineral interests and other assets, (f) deferred income tax expense (recovery) on the translation of foreign currency inter-corporate debt, (g) mark-to-market (gains)/ losses on available-for-sale securities and other assets, (h) one-time tax adjustments to historical deferred income tax balances relating to changes in enacted tax rates, (i) reorganization costs, (j) non-recurring provisions, (k) (gains) losses on sale of assets, (l) any other non-recurring adjustments and the tax impact of any of these adjustments calculated at the statutory effective rate for the same jurisdiction as the adjustment.  Non-recurring adjustments from unusual events or circumstances are reviewed from time to time based on materiality and the nature of the event or circumstance. Earnings adjustments for the comparative period reflect both continuing and discontinued operations.

The terms "Adjusted Earnings or Loss" and "Adjusted Earnings or Loss per share" do not have a standardized meaning prescribed by IFRS, and therefore the Company's definitions are unlikely to be comparable to similar measures presented by other companies.   Management uses these measures for internal valuation of the core mining performance for the period and to assist with planning and forecasting of future operations. Management believes that the presentation of Adjusted Earnings or Loss and Adjusted Earnings or Loss per share provide useful information to investors because they exclude non-recurring items, items not related to or not indicative of current or future period's results and/or not directly related to the core mining business and are a better indication of the Company's profitability from operations as evaluated by internal management and the board of directors.  The items excluded from the computation of Adjusted Earnings or Loss and Adjusted Earnings or Loss per share, which are otherwise included in the determination of Net Earnings or Loss and Net Earnings or Loss per share prepared in accordance with IFRS, are items that the Company does not consider to be meaningful in evaluating the Company's past financial performance or the future prospects and may hinder a comparison of its period-to-period profitability.
Reconciliations of Net Earnings to Adjusted Earnings are provided in Section 14: of the MD&A for the three months and twelve months ended December 31, 2016 and comparable periods of 2015, which has been filed on SEDAR.

ADJUSTED OPERATING CASH FLOWS

The Company uses the financial measures "Adjusted Operating Cash Flows", which is a non-GAAP financial measure, to supplement information in its consolidated financial statements.  Adjusted Operating Cash Flow does not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies.  The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company's performance by excluding certain items from cash flows from operating activities.  The presentation of Adjusted Operating Cash Flows is not meant to be a substitute for the cash flows information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures.  Adjusted Operating Cash Flows is calculated as the sum of cash flows from operating activities before changes in working capital subtracting the impact of advance payments on metal purchase agreement.

Reconciliations of Cash Flow from Operating Activities before Changes in Working Capital from Continuing Operations to Adjusted Operating Cash Flows are provided in Section 5.1: Overview of Financial Results of the MD&A for the three and twelve months ended December 31, 2016 and comparable periods of 2015, which has been filed on SEDAR.

NET DEBT

The Company uses the financial measure "Net Debt" to supplement information in its Consolidated Financial Statements.  The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company's performance.  The non-GAAP financial measure of net debt does not have any standardized meaning prescribed under IFRS, and therefore it may not be comparable to similar measures employed by other companies.  The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

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Net Debt is calculated as the sum of the current and non-current portions of long-term debt net of the cash and cash equivalent balance as at the balance sheet date.

Reconciliations of Total Debt to Net Debt are provided in Section 14: of the MD&A as at December 31, 2016 and December 31, 2015, which has been filed on SEDAR .

NET FREE CASH FLOW

The Company uses the financial measure "Net Free Cash Flow", which is a non-GAAP financial measure, to supplement information in its Consolidated Financial Statements. Net Free Cash Flow does not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies.  The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company's performance with respect to its operating cash flow capacity to meet non-discretionary outflow of cash.  The presentation of Net Free Cash Flow is not meant to be a substitute for the cash flow information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures.  Net Free Cash Flow is calculated as cash flows from operating activities of continuing operations adjusted for advance payments pursuant to metal purchase agreements, non-discretionary expenditures from sustaining capital expenditures and interest and financing expenses paid related to the current period.
Reconciliations of Cash Flow from Operating Activities of Continuing Operations to Net Free Cash Flow are provided in Section 14: of the MD&A for the three months and twelve months ended December 31, 2016 and comparable periods of 2015 which has been filed on SEDAR.

AVERAGE REALIZED METAL PRICES

The Company uses the financial measures "average realized gold price", "average realized silver price" and "average realized copper price", which are non-GAAP financial measures, to supplement in its Consolidated Financial Statements.  Average realized price does not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies.  The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company's performance vis-à-vis average market prices of metals for the period.  The presentation of average realized metal prices is not meant to be a substitute for the revenue information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measure.

Average realized metal price represents the sale price of the underlying metal before deducting sales taxes, treatment and refining charges, and other quotational and pricing adjustments.  Average realized prices are calculated as the revenue related to each of the metals sold, i.e. gold, silver and copper, divided by the quantity of the respective units of metals sold, i.e. gold ounce, silver ounce and copper pound.

Reconciliations of revenue per ounce of gold, silver and pound of copper sold to average realized metal prices for the respective metals are provided in Section 14: of the MD&A for the three months and twelve months ended December 31, 2016 and comparable periods of 2015 which has been filed on SEDAR.

ADDITIONAL LINE ITEMS AND SUBTOTALS IN FINANCIAL STATEMENTS

The Company uses the following line items and subtotals in the financial statements as contemplated in IAS 1 Presentation of Financial Statements:

•
Gross margin excluding depletion, depreciation and amortization — represents the amount of revenue in excess of cost of sales excluding depletion, depreciation and amortization.  This additional measure represents the cash contribution from the sales of metals before all other operating expenses and DDA, in the reporting period.

•	Mine operating earnings — represents the amount of revenue in excess of cost of sales excluding depletion, depreciation and amortization and depletion, depreciation and amortization.
•
Operating earnings - represents the amount of earnings before net finance income/expense and income tax recovery/expense.  This measure represents the amount of financial contribution, net of all expenses directly attributable to mining operations and overheads.  Finance income, finance expense and foreign exchange gains/losses are not classified as expenses directly attributable to mining operations.

•
Cash flows from operating activities before net change in working capital — excludes the movement from period-to-period in working capital items including trade and other receivables, other assets, inventories, trade and other payables.  As the Company uses the indirect method prescribed by IFRS in preparing its statement of cash flows, this additional measure represents the cash flows generated by the mining business to complement the GAAP measure of cash flows from operating activities, which is adjusted for the working capital change during the reporting period.

The Company's management believes that their presentation provides useful information to investors because gross margin excluding depletion, depreciation and amortization excludes the non-cash operating cost item (i.e. depreciation, depletion and amortization), cash flows from operating activities before net change in working capital excludes the movement in working capital items, mine operating earnings excludes expenses not directly associate with commercial production and operating earnings excludes finance and tax related expenses and income/recoveries.  These, in management's view, provide useful information of the Company's cash flows from operating activities and are considered to be meaningful in evaluating the Company's past financial performance or the future prospects.
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